UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

    A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
20408 Bashan Drive, Suite 231
Ashburn, Virginia 20147

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee of
DXC Technology Matched Asset Plan
Ashburn, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of DXC Technology Matched Asset Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for plan benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) delinquent participant contributions for the year ended December 31, 2023, and (2) assets (held at end of year) as of December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

McLean, Virginia
May 30, 2024

We have served as the auditor of the Plan since 2019.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2023	December 31, 2022
Assets:
Participant-directed investments - at fair value	$2,481,921,809	$2,289,345,631

Non-interest bearing cash	357,865	4,111,237

Receivables:
Employer contribution receivable	23,453,613	24,298,010
Notes receivable from participants	16,969,546	17,239,324
Accrued investment income	1,326,839	1,124,738
Unsettled trade receivables	4,328,401	6,170,688
Total receivables	46,078,399	48,832,760
Total assets	2,528,358,073	2,342,289,628

Liabilities:
Accrued expenses	1,618,956	1,052,400
Unsettled trade payables	5,771,210	8,373,616
Total liabilities	7,390,166	9,426,016
Net assets available for plan benefits	$2,520,967,907	$2,332,863,612

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2023
Investment income:
Net appreciation in fair value of investments	327,705,986
Dividends	10,426,833
Interest	4,713,518
Total investment income	342,846,337

Additions:
Participant contributions	89,333,371
Employer contributions	23,724,960
Rollover contributions	11,149,719
Total additions	124,208,050

Net additions	467,054,387

Deductions:
Distributions to participants	277,198,268
Administrative expenses	1,751,824
Total deductions	278,950,092

Increase in net assets	188,104,295

Net assets available for benefits:
Beginning of year	2,332,863,612
End of year	$2,520,967,907

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a qualified defined contribution plan under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of four members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
DXC acquired Virtual Clarity on November 8, 2019, and on November 1, 2021, Virtual Clarity became a Participating Employer in the Plan. Effective February 1, 2022, the Virtual Clarity Inc. 401(k) Plan was merged into the Plan.

During July, 2022, the Company sold certain of its Americas Microsoft Dynamics services businesses. As a result, affected participants were terminated and had the option to leave their account balances if the account balance was $5,000 or more.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a Participating Employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $7,500 on a pre-tax or Roth basis in 2023.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by 1% each year up to a maximum percentage specified by the Company.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups. Participants whose employment with their employer ceases at any time in December as a result of a workforce reduction will be considered to have been employed on December 31 for this purpose and will remain eligible for a matching contribution.
Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. During the year-ended December 31, 2023, there were no discretionary contributions made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in their Matching Contributions Account of 100% after achieving one full year of service. A Participating Employer may make annual discretionary employer contributions to accounts of certain participants, in cash, for such employer's fiscal year. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to 25% after completing two full years of service and increasing by 25% for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2023 amounted to $122,831. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $122,831 and $157,880 as of December 31, 2023 and 2022, respectively. During 2023, employer contributions attributable to the year ended December 31, 2022 were reduced by $157,880. During 2024, employer contributions were reduced by $122,831 from forfeited nonvested accounts to fund contributions related to plan year 2023.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2) years. The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant. Additionally, if a participant is at least age fifty-nine and one-half years, they may make one in-service withdrawal per 12-month period for any vested amount for any reason without penalty or account suspension.
Administrative Expenses - Certain administrative expenses are paid by DXC (the "Plan sponsor"), as provided in the Plan document. Participants pay quarterly administrative costs of $11.25 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. For the year ended December 31, 2023, there were no Plan expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $314,164 and $0, at December 31, 2023 and 2022, respectively.

Note 2 -Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan's investment in the following funds accounted for greater than 10% of total investments as of December 31, 2023 and 2022:

	2023	2022
SSGA GLOBAL ALL CAP INDEX LENDING	19%	19%
TARGET SERIES RETIREMENT 2025	12%	12%
TARGET SERIES RETIREMENT 2030	13%	12%

Valuation of Investment Securities and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $105,739 and $8,200 at December 31, 2023 and 2022, respectively.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 5, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been subsequently amended since the date of the most recent determination letter, however, the Plan administrator and tax counsel believe that the Plan and related trust are currently designed, have been amended, and are being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
During 2023, the Company discovered an administrative issue related to plan compensation that resulted in a failure to withhold Participant contributions from certain plan compensation and provide for matching Company contributions for certain employees for Plan Years 2018 through 2022. In order to prevent the Plan from incurring a qualification defect, the Company plans to take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Company believes the issue does not have a material impact to the Plan's financial statement and the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

DXC Technology Stock Fund - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes.
Self-directed brokerage account - Primarily includes a variety of mutual funds and common stocks.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities, such as stocks or bonds, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling participant's assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
The Plan's separately managed accounts that are available as investment options for plan participants are:
a.DXC Technology Stock Fund (DXC Technology Common Stock)
b.BlackRock Core Bond Portfolio (Bond Option)
c.Tremblant Managed Separate Account (Strategic Equity Option)

U.S. treasuries, U.S. government agencies, Non-U.S. government funds - Valued using pricing models maximizing the use of observable inputs for similar securities.
State and local obligations, agency mortgage backed securities, asset and other mortgage backed securities, corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.
Short term investment funds - The short-term investment funds are not exchange-traded funds, however, the price per unit are published and represent the actual price at which the units held in the funds can be bought or sold.

Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.
The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2023 was as follows:

	As of December 31, 2023
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$54,081,512	$—	$—	$54,081,512
Short term investment fund	—	401,376	—	401,376

Self-directed brokerage	62,424,795	—	—	62,424,795
	—	—	—
Mutual Funds	17,329,808	—	—	17,329,808
	—	—	—
Separately managed accounts:	—	—	—
International common stocks	8,119,083	—	—	8,119,083
U.S. common stocks	48,265,407	—	—	48,265,407
U.S. treasuries	—	19,931,268	—	19,931,268
U.S. government agencies	—	9,001,739	—	9,001,739
State and local obligations	—	210,267	—	210,267
Non-U.S. government funds	—	1,339,385	—	1,339,385
Agency mortgage backed securities	—	18,209,222	—	18,209,222
Asset and other mortgage backed securities	—	10,334,763	—	10,334,763
Corporate bonds	—	25,948,758	—	25,948,758
Short term investment fund	—	1,055,118	—	1,055,118
	—		—
Short-term investment fund	—	162,525,518	—	162,525,518

Total assets in the fair value hierarchy	$190,220,605	$248,957,414	$—	439,178,019

Investments measured at NAV
Commingled funds				2,042,743,790
Total investments				$2,481,921,809

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2022 was as follows:

	As of December 31, 2022
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$69,670,037	$—	$—	$69,670,037
Short term investment fund	—	584,165	—	584,165

Self-directed brokerage	51,076,543	—	—	51,076,543

Mutual Funds	17,766,634	—	—	17,766,634

Separately managed accounts:
International common stocks	8,614,157	—	—	8,614,157
U.S. common stocks	33,600,469	—	—	33,600,469
U.S. treasuries	—	22,964,127	—	22,964,127
U.S. government agencies	—	7,475,240	—	7,475,240
State and local obligations	—	327,671	—	327,671
Non-U.S. government funds	—	2,181,644	—	2,181,644
Agency mortgage backed securities	—	20,779,513	—	20,779,513
Asset and other mortgage backed securities	—	8,952,528	—	8,952,528
Corporate bonds	—	25,275,405	—	25,275,405
Short term investment fund	—	1,978,301	—	1,978,301

Short-term investment fund	—	173,418,665	—	173,418,665

Total assets in the fair value hierarchy	$180,727,840	$263,937,259	$—	444,665,099

Investments measured at NAV
Commingled funds				1,844,680,532
Total investments				$2,289,345,631

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal on the last business day of the calendar month prior to the loan plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts, prorated from sources and funds based on their balances at the time. Both loan principal and interest repayments are invested to sources in the same order in which the loan was withdrawn and to funds according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by the trustee and its affiliate, therefore these transactions qualify as exempt party-in-interest transactions. All trustee fees associated with the short-term investment fund managed by the trustee were paid through the trust for the year ended December 31, 2023. During the year ended December 31, 2023, the Plan expensed $166,607 for fund manager fees.
Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.
Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity Management Trust Company to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. For the year ended December 31, 2023, there were no Plan expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $314,164 and $0, at December 31, 2023 and 2022, respectively.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments.
At December 31, 2023 and 2022, the Plan held 2,364,736 and 2,629,058 shares, respectively, of DXC Technology common stock with a cost basis of $86,189,332 and $96,137,546, respectively. During the year ended December 31, 2023, the Plan purchased $602,668 and sold $10,550,882 of these shares.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2023	2022
Net assets available for benefits per the financial statements	$2,520,967,907	$2,332,863,612
Amounts allocated to withdrawing participants	(105,739)	(8,200)
Net assets available for benefits per Form 5500	$2,520,862,168	$2,332,855,412

The following is a reconciliation of the net increase in net assets before transfer per the financial statements to the Form 5500 for the year ended December 31, 2023:

2023
Net increase in net assets per the financial statements	$188,104,295
Distributions allocated to withdrawing participants at end of year	(105,739)
Distributions allocated to withdrawing participants at start of year	8,200
Net profit per Form 5500	$188,006,756
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2023:

2023
Distributions to participants per the financial statements	$277,198,268
Amounts allocated to withdrawing participants at end of year	105,739
Amounts allocated to withdrawing participants at start of year	(8,200)
Distributions to participants per the Form 5500	$277,295,807

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Voluntary Compliance Resolution

For 2023 Plan Year, the Plan has complied with the Department of Labor's regulations concerning the timely remittance of contributions to trust containing assets for the Plan. However, the Company remitted certain 2021 participants contributions totaling $6,324 to the Trustee in 2021, which were later than required by the Department of Labor's Regulation 2510.3-102. The Company has filed Form 5330 with the IRS and paid the required excise tax in June 2023. In addition, participants' accounts were credited with the amount of investment income that would have been earned, had the participants' contributions been remitted on a timely basis.

Note 9 - Subsequent Events

Subsequent events are evaluated through May 30, 2024, the date the financial statements are issued, and no subsequent event disclosure is necessary.

SUPPLEMENTAL SCHEDULES

Schedule of Delinquent Participant Contributions
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4a
EIN 95-2043126
DXC Technology Company

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP
2021 Total Late Contribution				$6,324
Total				$6,324

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	State Street Global Advisor	Short Term Investment Fund		162,525,518
	Brown Brothers Harriman & Company	Short Term Investment Fund		1,055,118

*	DXC Technology Co.	Common Stock		54,081,512
*	Fidelity Investment	Short Term Investment Fund		401,376

	PIMCO All Assets	Mutual Fund		17,329,808

*	DXC Technology Co	Participant loans - Interest rates range from 3.25% to 9.50%. Maturities range from 2024 to 2038		16,969,546

	BlackRock	BLACKROCK GLOBAL ALLOCATION		17,699,677
	Mellon Bank N.A.	NEWTON GLOBAL REAL RETURN FUND		18,138,564
	JP Morgan	DIVERSIFIED COMMERCIAL PROP		7,717,155
*	Fidelity	FIAM SELECT GLOBAL CIT		58,457,071
	JENNISON GLOBAL OPP FUND	PRUDENTIAL TR CO COLLECTIVE T		55,686,035
	State Street Global Advisor	SSGA GLOBAL ALL CAP INDEX LENDING		483,311,636
	State Street Global Advisor	SSGA US INFL PRO BD II		15,376,544

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	State Street Global Advisor	SSGA RETIREMENT INCOME				75,432,620
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL				120,221,473
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL				286,645,528
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL				324,055,632
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				231,057,016
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				146,367,742
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				88,157,839
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				60,270,090
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				20,887,721
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				23,189,728
	State Street Global Advisor	SSGA TARGET RETIREMENT 2065				7,635,148
	State Street Global Advisor	SS U.S. Total Market Index Strategy				2,436,571
					Total Commingled Funds	2,042,743,790

	ABBVIE INC	Corporate Bonds	4.300%	5/14/2036		47,891
	ABBVIE INC	Corporate Bonds	4.500%	5/14/2035		184,848
	AEP TEXAS INC	Corporate Bonds	3.450%	1/15/2050		30,283
	AEP TEXAS INC	Corporate Bonds	3.450%	5/15/2051		17,139
	AEP TEXAS INC	Corporate Bonds	5.400%	6/1/2033		77,158

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AEP TRANSMISSION CO LLC	Corporate Bonds	2.750%	8/15/2051		11,002
	AEP TRANSMISSION CO LLC	Corporate Bonds	3.150%	9/15/2049		25,103
	AEP TRANSMISSION CO LLC	Corporate Bonds	3.750%	12/1/2047		27,743
	AEP TRANSMISSION CO LLC	Corporate Bonds	4.500%	6/15/2052		19,863
	AEP TRANSMISSION CO LLC	Corporate Bonds	5.400%	3/15/2053		14,548
	AIR CDA PASS THRU TR 2017-1	Corporate Bonds	3.300%	7/15/2031		13,354
	ALABAMA POWER CO	Corporate Bonds	3.450%	10/1/2049		24,042
	ALABAMA POWER CO	Corporate Bonds	4.150%	8/15/2044		15,414
	ALTRIA GROUP INC	Corporate Bonds	2.450%	2/4/2032		37,512
	ALTRIA GROUP INC	Corporate Bonds	4.800%	2/14/2029		119,617
	ALTRIA GROUP INC	Corporate Bonds	6.200%	2/14/2059		6,337
	ALTRIA GROUP INC	Corporate Bonds	6.875%	11/1/2033		121,076
	AMAZON.COM INC	Corporate Bonds	4.700%	12/1/2032		30,826
	AMCOR FLEXIBLES NORTH AMERICA INC	Corporate Bonds	2.690%	5/25/2031		24,962
	AMEREN ILL CO	Corporate Bonds	2.900%	6/15/2051		19,013
	AMERICAN AIRLINES 2017-1 CLASS AA PASS THROUGH TRU	Corporate Bonds	VAR	8/15/2030		5,079
	AMERICAN AIRLINES 2019-1 CLASS AA PASS THROUGH TRU	Corporate Bonds	VAR	8/15/2033		28,331
	AMERICAN TOWER CORP	Corporate Bonds	2.100%	6/15/2030		47,812
	AMERICAN TOWER CORP	Corporate Bonds	2.300%	9/15/2031		23,978

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AMERICAN TOWER CORP	Corporate Bonds	3.550%	7/15/2027		141,920
	AMERICAN TOWER CORP	Corporate Bonds	3.650%	3/15/2027		19,237
	AMERICAN TRANSMISSION SYS INC	Corporate Bonds	2.650%	1/15/2032		6,768
	AMGEN INC	Corporate Bonds	4.050%	8/18/2029		66,572
	AMGEN INC	Corporate Bonds	4.200%	2/22/2052		9,310
	AMGEN INC	Corporate Bonds	5.150%	3/2/2028		326,577
	AMGEN INC	Corporate Bonds	5.650%	3/2/2053		52,604
	AMGEN INC	Corporate Bonds	5.750%	3/2/2063		82,882
	AON CORP / AON GLOBAL HOLDINGS PLC	Corporate Bonds	3.900%	2/28/2052		8,740
	AON CORP / AON GLOBAL HOLDINGS PLC	Corporate Bonds	5.350%	2/28/2033		33,843
	APACHE CORP	Corporate Bonds	4.250%	1/15/2030		57,931
	APACHE CORP	Corporate Bonds	4.750%	4/15/2043		13,380
	AT&T INC	Corporate Bonds	3.550%	9/15/2055		113,598
	AT&T INC	Corporate Bonds	3.650%	9/15/2059		48,018
	AT&T INC	Corporate Bonds	3.850%	6/1/2060		49,960
	AT&T INC	Corporate Bonds	4.350%	3/1/2029		20,725
	AT&T INC	Corporate Bonds	5.400%	2/15/2034		112,414
	ATMOS ENERGY CORP	Corporate Bonds	4.125%	10/15/2044		9,735
	BAE SYSTEMS HOLDINGS INC	Corporate Bonds	3.850%	12/15/2025		228,836

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BALTIMORE GAS & ELECTRIC CO	Corporate Bonds	3.750%	8/15/2047		74,361
	BALTIMORE GAS & ELECTRIC CO	Corporate Bonds	5.400%	6/1/2053		5,159
	BANK OF AMERICA CORPORATION	Corporate Bonds	2.592%	4/29/2031		93,073
	BANK OF AMERICA CORPORATION	Corporate Bonds	4.271%	7/23/2029		79,170
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.288%	4/25/2034		77,177
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.819%	9/15/2029		296,263
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.872%	9/15/2034		57,572
	BANK OF AMERICA CORPORATION	Corporate Bonds	2.551%	2/4/2028		72,254
	BAT CAPITAL CORP	Corporate Bonds	3.557%	8/15/2027		35,310
	BAT CAPITAL CORP	Corporate Bonds	3.984%	9/25/2050		10,557
	BAT CAPITAL CORP	Corporate Bonds	4.758%	9/6/2049		5,548
	BAT CAPITAL CORP	Corporate Bonds	5.282%	4/2/2050		48,870
	BAT CAPITAL CORP	Corporate Bonds	7.081%	8/2/2053		32,072
	BAT INTL FINANCE PLC	Corporate Bonds	4.448%	3/16/2028		46,223
	BAT INTL FINANCE PLC	Corporate Bonds	5.931%	2/2/2029		39,483
	BAYER US FIN LLC	Corporate Bonds	6.375%	11/21/2030		205,772
	BERRY GLOBAL INC	Corporate Bonds	5.500%	4/15/2028		50,548
	BMW VECHILE OWNER TRUST 2023-A	Corporate Bonds	5.470%	2/25/2028		34,359
	BOEING CO	Corporate Bonds	2.196%	2/4/2026		324,096

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BOEING CO	Corporate Bonds	3.900%	5/1/2049		13,463
	BROADCOM INC	Corporate Bonds	3.419%	4/15/2033		66,751
	BROADCOM INC	Corporate Bonds	3.469%	4/15/2034		53,070
	BROADCOM INC	Corporate Bonds	4.150%	4/15/2032		18,853
	BROADCOM INC	Corporate Bonds	4.150%	11/15/2030		53,490
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	2.875%	6/15/2052		19,562
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	4.150%	12/15/2048		51,048
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	4.450%	1/15/2053		18,849
	CAMERON LNG LLC	Corporate Bonds	3.302%	1/15/2035		66,415
	CAMERON LNG LLC	Corporate Bonds	3.402%	1/15/2038		43,864
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	Corporate Bonds	2.900%	7/1/2050		29,214
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	Corporate Bonds	3.350%	4/1/2051		28,855
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	Corporate Bonds	3.600%	3/1/2052		7,139
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	Corporate Bonds	4.950%	4/1/2033		20,359
	CENTERPOINT ENERGY RES CORP	Corporate Bonds	5.250%	3/1/2028		51,272
	CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM	Corporate Bonds	VAR	6/30/2062		81,156
	CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM	Corporate Bonds	VAR	6/1/2052		124,390
	CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM	Corporate Bonds	VAR	12/1/2061		22,804
	CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM	Corporate Bonds	VAR	5/1/2047		19,546

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM	Corporate Bonds	VAR	4/1/2048		15,087
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate Bonds	2.742%	12/31/2039		4,780
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate Bonds	3.700%	11/15/2029		68,946
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate Bonds	5.125%	6/30/2027		436,107
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	3.250%	1/31/2032		106,504
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.500%	10/1/2029		103,298
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.000%	3/1/2031		73,641
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	5.950%	6/30/2033		82,139
	CHESAPEAKE FUNDING II LLC	Corporate Bonds	6.160%	10/15/2035		96,340
	CITIGROUP INC	Corporate Bonds	0.981%	5/1/2025		9,830
	CITIGROUP INC	Corporate Bonds	3.980%	3/20/2030		42,702
	CITIGROUP INC	Corporate Bonds	4.075%	4/23/2029		221,360
	CITIGROUP INC	Corporate Bonds	6.270%	11/17/2033		136,961
	CITIGROUP INC SOFR3+0	Corporate Bonds	3.057%	1/25/2033		28,155
	COMCAST CORP	Corporate Bonds	2.937%	11/1/2056		69,718
	COMCAST CORP	Corporate Bonds	3.750%	4/1/2040		9,462
	COMCAST CORP	Corporate Bonds	4.800%	5/15/2033		67,828
	COMMONSPIRIT HEALTH	Corporate Bonds	2.782%	10/1/2030		21,677
	COMMONSPIRIT HEALTH	Corporate Bonds	3.817%	10/1/2049		7,916

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	COMMONWEALTH EDISON CO	Corporate Bonds	3.850%	3/15/2052		19,397
	COMMONWEALTH EDISON CO	Corporate Bonds	5.300%	2/1/2053		24,369
	CONSOLIDATED EDISON CO OF NY	Corporate Bonds	6.150%	11/15/2052		24,894
	CONSUMERS ENERGY CO	Corporate Bonds	2.650%	8/15/2052		6,607
	CONSUMERS ENERGY CO	Corporate Bonds	3.100%	8/15/2050		52,236
	CONSUMERS ENERGY CO	Corporate Bonds	3.250%	8/15/2046		11,794
	CONSUMERS ENERGY CO	Corporate Bonds	4.200%	9/1/2052		17,595
	COX COMMUNICATIONS INC	Corporate Bonds	3.150%	8/15/2024		36,379
	CREDIT SUISSE AG NY BRNCH	Corporate Bonds	4.750%	8/9/2024		397,522
	CREDIT SUISSE AG NY BRNCH	Corporate Bonds	7.500%	2/15/2028		273,802
	CROWN CASTLE INC	Corporate Bonds	3.650%	9/1/2027		44,678
	CROWN CASTLE INC	Corporate Bonds	4.150%	7/1/2050		26,620
	CSX CORP	Corporate Bonds	2.500%	5/15/2051		49,634
	CSX CORP	Corporate Bonds	4.500%	11/15/2052		12,064
	CVS HEALTH CORP	Corporate Bonds	3.625%	4/1/2027		13,566
	CVS HEALTH CORP	Corporate Bonds	4.300%	3/25/2028		45,220
	CVS HEALTH CORP	Corporate Bonds	5.000%	1/30/2029		125,257
	DELL INTL/EMC CORP	Corporate Bonds	3.450%	12/15/2051		7,950
	DELL INTL/EMC CORP	Corporate Bonds	8.350%	7/15/2046		3,940

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DELTA AIR LINES 2019-1 CLASS AA PASS THROUGH TRUST	Corporate Bonds	VAR	10/25/2025		40,670
	DEVON ENERGY CORP NEW	Corporate Bonds	4.500%	1/15/2030		4,801
	DEVON ENERGY CORP NEW	Corporate Bonds	4.750%	5/15/2042		17,471
	DEVON ENERGY CORP NEW	Corporate Bonds	5.250%	10/15/2027		16,087
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.125%	3/24/2031		258,648
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.250%	12/1/2026		293,451
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.500%	12/1/2029		346,412
	DOMINION ENERGY SOUTH CAROLINA INC	Corporate Bonds	6.250%	10/15/2053		14,987
	DTE ELEC CO	Corporate Bonds	3.950%	3/1/2049		37,807
	DTE ELEC CO	Corporate Bonds	4.050%	5/15/2048		9,315
	DTE ELEC CO	Corporate Bonds	5.400%	4/1/2053		54,580
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.450%	4/15/2051		5,273
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.550%	3/15/2052		12,256
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.750%	6/1/2045		51,231
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	5.350%	1/15/2053		15,355
	DUKE ENERGY FLORIDA LLC 2	Corporate Bonds	2.500%	12/1/2029		171,184
	DUKE ENERGY FLORIDA LLC 3	Corporate Bonds	3.400%	10/1/2046		22,477
	DUKE ENERGY FLORIDA LLC 5	Corporate Bonds	5.950%	11/15/2052		10,941
	DUKE ENERGY OHIO INC	Corporate Bonds	5.650%	4/1/2053		15,710

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	2.900%	8/15/2051		22,274
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	3.450%	3/15/2029		4,769
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	4.100%	5/15/2042		10,345
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	5.250%	3/15/2033		9,276
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	6.300%	4/1/2038		55,142
	EDISON INTERNATIONAL	Corporate Bonds	5.750%	6/15/2027		49,013
	ELEVANCE HEALTH INC	Corporate Bonds	5.125%	2/15/2053		9,012
	ELEVANCE HEALTH INC	Corporate Bonds	6.100%	10/15/2052		56,681
	ENBRIDGE INC	Corporate Bonds	6.200%	11/15/2030		5,350
	ENERGY TRANSFER LP	Corporate Bonds	4.200%	4/15/2027		49,546
	ENERGY TRANSFER LP	Corporate Bonds	4.400%	3/15/2027		4,888
	ENERGY TRANSFER LP	Corporate Bonds	4.500%	4/15/2024		3,985
	ENERGY TRANSFER LP	Corporate Bonds	4.000%	10/1/2027		154,994
	ENERGY TRANSFER LP	Corporate Bonds	5.750%	2/15/2033		17,527
	ENERGY TRANSFER LP	Corporate Bonds	5.875%	1/15/2024		79,982
	ENERGY TRANSFER LP	Corporate Bonds	5.000%	5/15/2050		118,579
	ENERGY TRANSFER LP	Corporate Bonds	6.250%	4/15/2049		25,853
	ENERGY TRANSFER LP	Corporate Bonds	6.400%	12/1/2030		48,114
	ENERGY TRANSFER LP	Corporate Bonds	6.550%	12/1/2033		10,853

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ENERGY TRANSFER LP	Corporate Bonds	8.250%	11/15/2029		43,221
	ENTERGY TEX INC	Corporate Bonds	3.450%	12/1/2027		29,958
	EQT CORP	Corporate Bonds	3.125%	5/15/2026		32,260
	EQT CORP	Corporate Bonds	3.625%	5/15/2031		16,968
	EQT CORP	Corporate Bonds	3.900%	10/1/2027		472,112
	EQT CORP	Corporate Bonds	5.700%	4/1/2028		53,785
	EQUIFAX INC	Corporate Bonds	5.100%	6/1/2028		13,108
	EQUINIX INC	Corporate Bonds	1.800%	7/15/2027		37,115
	EQUINIX INC	Corporate Bonds	2.150%	7/15/2030		4,236
	EQUINIX INC	Corporate Bonds	2.000%	5/15/2028		68,676
	EQUINIX INC	Corporate Bonds	3.200%	11/18/2029		19,287
	EVERGY KANSAS METRO	Corporate Bonds	4.950%	4/15/2033		8,996
	EVERSOURCE ENERGY	Corporate Bonds	5.450%	3/1/2028		61,669
	EVERNORTH HEALTH INC	Corporate Bonds	4.500%	2/25/2026		8,925
	EXTRA SPACE STORAGE LP	Corporate Bonds	5.700%	4/1/2028		52,269
	FACTSET RESEARCH SYSTEMS INC	Corporate Bonds	3.450%	3/1/2032		55,523
	FIRSTENERGY CORP	Corporate Bonds	2.050%	3/1/2025		11,580
	FIRSTENERGY CORP	Corporate Bonds	2.250%	9/1/2030		29,480
	FIRSTENERGY CORP	Corporate Bonds	3.400%	3/1/2050		26,077

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FIRSTENERGY TRANSMISSION LLC	Corporate Bonds	4.550%	4/1/2049		63,085
	FLORIDA PWR & LT CO	Corporate Bonds	3.150%	10/1/2049		46,951
	FRANCISCAN MISSIONARIES OF OUR LADY HEALTH SYSTEM	Corporate Bonds	VAR	7/1/2049		23,259
	GENERAL MTRS FINL CO INC	Corporate Bonds	5.800%	6/23/2028		12,331
	GEORGIA POWER CO	Corporate Bonds	4.950%	5/17/2033		17,137
	GILEAD SCIENCES INC	Corporate Bonds	1.650%	10/1/2030		96,354
	GILEAD SCIENCES INC	Corporate Bonds	4.800%	4/1/2044		36,632
	GLENCORE FDG LLC	Corporate Bonds	3.875%	10/27/2027		33,642
	GLENCORE FDG LLC	Corporate Bonds	5.400%	5/8/2028		197,530
	GLOBAL PAYMENTS INC	Corporate Bonds	4.950%	8/15/2027		106,169
	GLP CAP LP / GLP FING II INC	Corporate Bonds	3.250%	1/15/2032		110,597
	GLP CAP LP / GLP FING II INC	Corporate Bonds	4.000%	1/15/2030		94,898
	GM FINANCIAL REVOLVING RECEIVABLES TRUST 2023	Corporate Bonds	5.770%	8/11/2036		214,861
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	0.925%	10/21/2024		6,991
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	2.615%	4/22/2032		32,737
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	2.640%	2/24/2028		38,934
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	2.650%	10/21/2032		106,664
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.102%	2/24/2033		29,186
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.615%	3/15/2028		103,587

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	5.798%	8/10/2026		102,985
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	6.484%	10/24/2029		189,928
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	6.561%	10/24/2034		137,364
	L3HARRIS TECHNOLOGIES INC	Corporate Bonds	4.400%	6/15/2028		203,613
	HARTFORD FINL SVCS GROUP INC	Corporate Bonds	4.300%	4/15/2043		5,106
	HCA INC	Corporate Bonds	3.500%	7/15/2051		43,659
	HCA INC	Corporate Bonds	3.500%	9/1/2030		58,924
	HCA INC	Corporate Bonds	5.200%	6/1/2028		211,145
	HCA INC	Corporate Bonds	5.250%	4/15/2025		95,888
	HCA INC	Corporate Bonds	5.250%	6/15/2026		39,190
	HCA INC	Corporate Bonds	5.375%	9/1/2026		232,183
	HEWLETT PACKARD ENTERPRISE CO	Corporate Bonds	5.250%	7/1/2028		73,604
	HOAG MEMORIAL HOSPITAL PRESBYTERIAN	Corporate Bonds	3.803%	7/15/2052		5,744
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate Bonds	2.043%	8/16/2028		124,824
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate Bonds	3.483%	12/1/2027		181,507
	INTERNATIONAL PAPER CO	Corporate Bonds	4.350%	8/15/2048		4,467
	INVITATION HOMES OPERATING PARTNERSHIP LP	Corporate Bonds	2.300%	11/15/2028		8,864
	JOHN DEERE OWNER TR 2023-B	Corporate Bonds	5.180%	3/15/2028		120,066
	JPMORGAN CHASE & CO	Corporate Bonds	1.764%	11/19/2031		12,157

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	JPMORGAN CHASE & CO	Corporate Bonds	2.069%	6/1/2029		19,506
	JPMORGAN CHASE & CO	Corporate Bonds	2.545%	11/8/2032		128,494
	JPMORGAN CHASE & CO	Corporate Bonds	2.963%	1/25/2033		26,562
	JPMORGAN CHASE & CO	Corporate Bonds	3.702%	5/6/2030		61,171
	JPMORGAN CHASE & CO	Corporate Bonds	5.299%	7/24/2029		7,103
	JPMORGAN CHASE & CO	Corporate Bonds	5.350%	6/1/2034		11,157
	JPMORGAN CHASE & CO	Corporate Bonds	6.087%	10/23/2029		54,673
	JPMORGAN CHASE & CO	Corporate Bonds	6.254%	10/23/2034		96,475
	KINDER MORGAN ENERGY PTNRS LP	Corporate Bonds	6.950%	1/15/2038		15,364
	KINDER MORGAN INC DEL	Corporate Bonds	3.600%	2/15/2051		9,289
	KINDER MORGAN INC DEL	Corporate Bonds	5.450%	8/1/2052		43,039
	KLA CORP	Corporate Bonds	4.100%	3/15/2029		32,822
	KLA CORP	Corporate Bonds	5.250%	7/15/2062		61,537
	L3HARRIS TECHNOLOGIES INC	Corporate Bonds	3.850%	12/15/2026		49,006
	L3HARRIS TECHNOLOGIES INC	Corporate Bonds	4.400%	6/15/2028		70,177
	L3HARRIS TECHNOLOGIES INC	Corporate Bonds	5.600%	7/31/2053		21,284
	LEHMAN BROS HLD	Corporate Bonds	6.750%	12/28/2017		—
	LOCKHEED MARTIN CORP	Corporate Bonds	3.800%	3/1/2045		35,248
	LOCKHEED MARTIN CORP	Corporate Bonds	4.150%	6/15/2053		12,514

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	LOCKHEED MARTIN CORP	Corporate Bonds	6.150%	9/1/2036		16,995
	LOWES COS INC	Corporate Bonds	1.700%	9/15/2028		45,992
	LOWES COS INC	Corporate Bonds	2.625%	4/1/2031		92,754
	LOWES COS INC	Corporate Bonds	3.650%	4/5/2029		42,409
	LYB INTERNATIONAL FINANCE III LLC	Corporate Bonds	4.200%	5/1/2050		3,185
	MARSH & MCLENNAN COS INC	Corporate Bonds	5.450%	3/15/2053		17,771
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Corporate Bonds	4.678%	7/1/2114		71,127
	META PLATFORMS INC	Corporate Bonds	5.750%	5/15/2063		43,778
	MEXICO UNITED MEXICAN STATES	Corporate Bonds	4.500%	4/22/2029		132,806
	MIDAMERICAN ENERGY CO	Corporate Bonds	3.100%	5/1/2027		9,569
	MOODYS CORP	Corporate Bonds	3.750%	2/25/2052		10,635
	MORGAN STANLEY	Corporate Bonds	1.794%	2/13/2032		170,884
	MORGAN STANLEY	Corporate Bonds	2.239%	7/21/2032		8,979
	MORGAN STANLEY	Corporate Bonds	2.511%	10/20/2032		9,108
	MORGAN STANLEY	Corporate Bonds	2.699%	1/22/2031		52,451
	MORGAN STANLEY	Corporate Bonds	2.943%	1/21/2033		182,892
	MORGAN STANLEY	Corporate Bonds	3.625%	1/20/2027		83,376
	MORGAN STANLEY	Corporate Bonds	3.772%	1/24/2029		98,229
	MORGAN STANLEY	Corporate Bonds	4.431%	1/23/2030		20,454

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	MORGAN STANLEY	Corporate Bonds	5.123%	2/1/2029		206,937
	MORGAN STANLEY	Corporate Bonds	5.250%	4/21/2034		80,992
	MORGAN STANLEY	Corporate Bonds	5.424%	7/21/2034		116,711
	MORGAN STANLEY	Corporate Bonds	5.450%	7/20/2029		105,971
	MORGAN STANLEY	Corporate Bonds	6.407%	11/1/2029		365,626
	MORGAN STANLEY SOFR	Corporate Bonds	1.593%	5/4/2027		32,249
	MOTOROLA SOLUTIONS INC	Corporate Bonds	2.750%	5/24/2031		86,325
	MOTOROLA SOLUTIONS INC	Corporate Bonds	5.500%	9/1/2044		48,669
	MOTOROLA SOLUTIONS INC	Corporate Bonds	5.600%	6/1/2032		60,865
	MOUNT NITTANY MEDICAL CENTER OBLIGATED GROUP	Corporate Bonds	3.799%	11/15/2052		13,386
	MSBAM 15-C25	Corporate Bonds	3.372%	10/15/2048		227,367
	MSCI INC	Corporate Bonds	3.250%	8/15/2033		93,608
	MSCI INC	Corporate Bonds	3.625%	11/1/2031		8,801
	MSCI INC	Corporate Bonds	3.875%	2/15/2031		106,901
	NASDAQ INC	Corporate Bonds	5.550%	2/15/2034		82,069
	NAVISTAR FINL DEALER NT MASTER OWNER TR II	Corporate Bonds	6.180%	8/25/2028		35,342
	NGPL PIPECO LLC	Corporate Bonds	3.250%	7/15/2031		32,995
	NGPL PIPECO LLC	Corporate Bonds	4.875%	8/15/2027		187,424
	NGPL PIPECO LLC	Corporate Bonds	7.768%	12/15/2037		21,131

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NISOURCE INC	Corporate Bonds	5.250%	3/30/2028		15,294
	NJ TPK	Corporate Bonds	2.782%	1/1/2040		7,514
	NJ TRANSP	Corporate Bonds	4.131%	6/15/2042		12,767
	NNN REIT INC	Corporate Bonds	3.100%	4/15/2050		16,654
	NNN REIT INC	Corporate Bonds	3.500%	4/15/2051		12,279
	NORFOLK SOUTHERN CORP	Corporate Bonds	2.550%	11/1/2029		20,659
	NORFOLK SOUTHERN CORP	Corporate Bonds	3.050%	5/15/2050		24,894
	NORFOLK SOUTHERN CORP	Corporate Bonds	3.150%	6/1/2027		2,866
	NORFOLK SOUTHERN CORP	Corporate Bonds	3.400%	11/1/2049		9,835
	NORFOLK SOUTHERN CORP	Corporate Bonds	4.550%	6/1/2053		64,830
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	2.600%	6/1/2051		15,698
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	2.900%	3/1/2050		38,529
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	3.200%	4/1/2052		5,896
	NORTHROP GRUMMAN CORP	Corporate Bonds	4.030%	10/15/2047		58,216
	NORTHROP GRUMMAN CORP	Corporate Bonds	4.700%	3/15/2033		62,527
	NORTHROP GRUMMAN CORP	Corporate Bonds	5.250%	5/1/2050		10,293
	NORTHWEST FLA TIMBER FIN LLC	Corporate Bonds	4.750%	3/4/2029		94,546
	NORTHWEST PIPELINE CORP	Corporate Bonds	4.000%	4/1/2027		207,330
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate Bonds	3.150%	5/1/2027		28,406

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate Bonds	3.250%	11/30/2051		2,153
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate Bonds	4.300%	6/18/2029		36,853
	OCCIDENTAL PETROLEUM CORP	Corporate Bonds	5.500%	12/1/2025		37,992
	OHIO POWER CO	Corporate Bonds	2.900%	10/1/2051		8,804
	OHIO POWER CO	Corporate Bonds	4.000%	6/1/2049		32,506
	OHIO POWER CO	Corporate Bonds	5.000%	6/1/2033		88,499
	OMNICOM GROUP INC / OMNICOM CAPITAL INC	Corporate Bonds	3.650%	11/1/2024		51,172
	ONCOR ELEC DELIVERY CO LLC	Corporate Bonds	3.800%	9/30/2047		4,833
	ONEMAIN FINANCIAL ISSUANCE TRUST 2023-1	Corporate Bonds	5.500%	6/14/2038		101,279
	ONEMAIN FINANCIAL ISSUANCE TRUST 2023-2 SOFR30A+ 0	Corporate Bonds	6.830%	9/15/2036		130,610
	ONEOK INC NEW	Corporate Bonds	6.625%	9/1/2053		44,765
	ORACLE CORP	Corporate Bonds	3.600%	4/1/2050		62,219
	ORACLE CORP	Corporate Bonds	3.800%	11/15/2037		157,210
	ORACLE CORP	Corporate Bonds	4.100%	3/25/2061		43,428
	ORACLE CORP	Corporate Bonds	4.000%	11/15/2047		16,634
	OTIS WORLDWIDE CORP	Corporate Bonds	5.250%	8/16/2028		56,527
	OVINTIV INC	Corporate Bonds	6.250%	7/15/2033		22,743
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	3.500%	8/1/2050		73,180
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.400%	6/15/2033		65,237

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.700%	4/1/2053		16,275
	PECO ENERGY COMPANY	Corporate Bonds	3.050%	3/15/2051		26,880
	PECO ENERGY COMPANY	Corporate Bonds	4.375%	8/15/2052		1,799
	PENNSYLVANIA ELECTRIC CO.	Corporate Bonds	5.150%	3/30/2026		12,979
	PENSKE TRUCK LEASING CO LP /CORP	Corporate Bonds	5.875%	11/15/2027		16,353
	PFIZER INVESTMENT ENTERPRISES PTE LTD	Corporate Bonds	4.750	5/19/2033		65,146
	PFIZER INVESTMENT ENTERPRISES PTE LTD	Corporate Bonds	5.340%	5/19/2063		54,518
	PFIZER INVESTMENT ENTERPRISES PTE LTD	Corporate Bonds	5.300%	5/19/2053		54,107
	PHILIP MORRIS INTL INC	Corporate Bonds	4.875%	2/15/2028		61,652
	PIEDMONT NATURAL GAS CO	Corporate Bonds	2.500%	3/15/2031		9,392
	PIONEER NATURAL RESOURCES CO	Corporate Bonds	5.100%	3/29/2026		52,379
	PUBLIC SERVICE ELEC & GAS CO	Corporate Bonds	2.050%	8/1/2050		9,266
	PUBLIC SERVICE ELEC & GAS CO	Corporate Bonds	3.150%	1/1/2050		2,209
	PUBLIC SERVICE ELEC & GAS CO	Corporate Bonds	4.650%	3/15/2033		24,002
	PUBLIC SERVICE ELEC & GAS CO	Corporate Bonds	4.900%	12/15/2032		20,290
	PUBLIC SVC CO OF NEW HAMPSHIRE	Corporate Bonds	5.150%	1/15/2053		25,305
	QUALCOMM INC	Corporate Bonds	5.400%	5/20/2033		6,478
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	2.820%	9/1/2051		37,021
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	3.750%	11/1/2046		16,674

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	4.125%	11/16/2028		63,503
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	4.150%	5/15/2045		34,174
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	4.200%	12/15/2044		24,400
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	6.100%	3/15/2034		32,557
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	7.200%	8/15/2027		21,513
	RAYTHEON TECHNOLOGIES CORP	Corporate Bonds	7.000%	11/1/2028		5,401
	REPUBLIC SERVICES INC	Corporate Bonds	3.375%	11/15/2027		20,170
	RYDER SYSTEM INC	Corporate Bonds	5.650%	3/1/2028		60,766
	S&P GLOBAL INC	Corporate Bonds	5.250%	9/15/2033		33,479
	SABINE PASS LIQUEFACTION LLC	Corporate Bonds	4.200%	3/15/2028		243,746
	SABINE PASS LIQUEFACTION LLC	Corporate Bonds	5.000%	3/15/2027		262,126
	SAN DIEGO GAS & ELECTRIC CO	Corporate Bonds	5.350%	4/1/2053		57,666
	SHIRE ACQ INV IRELAND DA	Corporate Bonds	3.200%	9/23/2026		96,201
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	1.200%	2/1/2026		32,587
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.650%	10/1/2028		26,057
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.875%	12/1/2053		48,379
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.950%	11/1/2032		46,196
	SOUTHWEST GAS CORP	Corporate Bonds	5.450%	3/23/2028		45,996
	SOUTHWESTERN ELEC POWER CO	Corporate Bonds	5.300%	4/1/2033		6,000

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SPECTRUM HEALTH SYSTEM OBLIGATED GROUP	Corporate Bonds	3.487%	7/15/2049		30,533
	SPIRE MISSOURI INC	Corporate Bonds	4.800%	2/15/2033		14,971
	SPRINT CORP	Corporate Bonds	7.125%	6/15/2024		153,664
	SPRINT CORP	Corporate Bonds	7.625%	2/15/2025		213,672
	SPRINT CORP	Corporate Bonds	7.625%	3/1/2026		434,604
	T-MOBILE USA INC	Corporate Bonds	2.050%	2/15/2028		47,821
	T-MOBILE USA INC	Corporate Bonds	3.750%	4/15/2027		155,188
	TAPESTRY INC	Corporate Bonds	7.850%	11/27/2033		16,003
	TARGA RES CORP	Corporate Bonds	5.200%	7/1/2027		49,235
	TARGA RES CORP	Corporate Bonds	6.500%	2/15/2053		39,985
	TARGA RES P LP/TARGA RES P FIN	Corporate Bonds	4.000%	1/15/2032		36,525
	TARGA RES P LP/TARGA RES P FIN	Corporate Bonds	5.000%	1/15/2028		159,992
	TARGA RES P LP/TARGA RES P FIN	Corporate Bonds	6.875%	1/15/2029		18,589
	TEXAS EASTN TRANSMISSION LP	Corporate Bonds	4.150%	1/15/2048		91,092
	TEXAS ELECTRIC MARKET STABILIZATION FUNDING N LLC	Corporate Bonds	VAR	8/1/2036		127,206
	TEXTRON INC	Corporate Bonds	3.650%	3/15/2027		23,993
	TEXTRON INC	Corporate Bonds	3.900%	9/17/2029		47,533
	TEXTRON INC	Corporate Bonds	4.000%	3/15/2026		19,601
	THERMO FISHER SCIENTIFIC INC	Corporate Bonds	5.086%	8/10/2033		116,736

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	TIME WARNER CABLE LLC	Corporate Bonds	5.875%	11/15/2040		19,009
	TRANSCONTINENTAL GAS LINE LLC	Corporate Bonds	3.950%	5/15/2050		5,648
	TRANSCONTINENTAL GAS LINE LLC	Corporate Bonds	4.000%	3/15/2028		91,059
	TRANSCONTINENTAL GAS LINE LLC	Corporate Bonds	7.850%	2/1/2026		262,825
	UBS GROUP AG	Corporate Bonds	3.750%	3/26/2025		244,912
	UBS GROUP AG	Corporate Bonds	6.301%	9/22/2034		211,725
	UNION ELECTRIC CO	Corporate Bonds	5.450%	3/15/2053		13,403
	UNION PAC RR CO 14-1 PT TR	Corporate Bonds	3.227%	5/14/2026		39,864
	UNION PACIFIC CORP	Corporate Bonds	2.950%	3/10/2052		17,731
	UNION PACIFIC CORP	Corporate Bonds	3.250%	2/5/2050		9,192
	UNION PACIFIC CORP	Corporate Bonds	4.500%	1/20/2033		35,199
	UNION PACIFIC CORP	Corporate Bonds	4.500%	9/10/2048		9,098
	UNION PACIFIC CORP	Corporate Bonds	4.000%	4/15/2047		19,408
	UNITED AIRLINES 2019-1 CLASS AA PASS THROUGH TRUST	Corporate Bonds	VAR	2/25/2033		20,098
	UNITED AIRLS 2016-2 CL B PASS THRU TR	Corporate Bonds	3.650%	4/7/2027		42,018
	UNITED AIRLS INC 2018-1B PASS THRU TR	Corporate Bonds	4.600%	9/1/2027		12,758
	UNITED AIRLS INC 2019-2AA PASS THRU TRS	Corporate Bonds	2.700%	11/1/2033		7,048
	UNITED AIRLS PASS THRU TR 2016-AA	Corporate Bonds	3.100%	1/7/2030		1,246
	UNITEDHEALTH GROUP INC	Corporate Bonds	3.750%	10/15/2047		25,529

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITEDHEALTH GROUP INC	Corporate Bonds	4.750%	7/15/2045		49,514
	UNITEDHEALTH GROUP INC	Corporate Bonds	6.050%	2/15/2063		28,828
	VERIZON COMMUNICATIONS INC	Corporate Bonds	2.355%	3/15/2032		58,224
	VERIZON COMMUNICATIONS INC	Corporate Bonds	2.550%	3/21/2031		32,765
	VERIZON COMMUNICATIONS INC	Corporate Bonds	2.650%	11/20/2040		43,231
	VERIZON COMMUNICATIONS INC	Corporate Bonds	2.987%	10/30/2056		63,065
	VERIZON COMMUNICATIONS INC	Corporate Bonds	4.272%	1/15/2036		11,299
	VERIZON COMMUNICATIONS INC	Corporate Bonds	4.400%	11/1/2034		152,971
	VERIZON COMMUNICATIONS INC	Corporate Bonds	5.850%	9/15/2035		42,883
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	3.750%	2/15/2027		129,322
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	4.125%	8/15/2030		53,745
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	4.250%	12/1/2026		110,671
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	4.500%	9/1/2026		27,102
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	4.625%	6/15/2025		6,876
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	5.750%	2/1/2027		9,027
	VICI PROPERTIES LP	Corporate Bonds	4.375%	5/15/2025		19,655
	VICI PROPERTIES LP	Corporate Bonds	4.750%	2/15/2028		216,351
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	5.700%	8/15/2053		25,431
	VISTRA OPERATIONS CO LLC	Corporate Bonds	5.125%	5/13/2025		12,873

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	VMWARE INC	Corporate Bonds	3.900%	8/21/2027		13,581
	WASTE MANAGEMENT INC DEL	Corporate Bonds	2.950%	6/1/2041		9,352
	WELLS FARGO & CO NEW	Corporate Bonds	5.389%	4/24/2034		96,417
	WELLS FARGO & CO NEW	Corporate Bonds	5.557%	7/25/2034		17,308
	WELLS FARGO & CO NEW	Corporate Bonds	5.574%	7/25/2029		139,886
	WELLS FARGO & CO NEW	Corporate Bonds	6.303%	10/23/2029		166,520
	WELLS FARGO & CO NEW	Corporate Bonds	6.419%	10/23/2034		100,086
	WELLS FARGO BK NATL ASSN	Corporate Bonds	5.450%	8/7/2026		254,073
	WESTERN GAS PARTNERS LP	Corporate Bonds	6.150%	4/1/2033		15,583
	WESTERN GAS PARTNERS LP	Corporate Bonds	6.350%	1/15/2029		3,133
					Total Corporate Bonds	25,948,758

	FANNIE MAE	U.S. Government Agencies	1.530%	8/17/2035		81,011
	FANNIE MAE	U.S. Government Agencies	1.550%	8/24/2035		56,083
	FANNIE MAE	U.S. Government Agencies	1.600%	8/24/2035		92,805
	FANNIE MAE	U.S. Government Agencies	1.780%	11/16/2035		88,884
	FANNIE MAE CSTR	U.S. Government Agencies	VAR	48238		149,973
	FANNIEMAE-ACES 22-M8 A2 VAR	U.S. Government Agencies	VAR	12/25/2031		49,850
	FED HOME LN MTG CORP	U.S. Government Agencies	1.460%	8/17/2035		51,111

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FED HOME LN MTG CORP	U.S. Government Agencies	1.720%	9/22/2036		98,024
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	1.680%	9/17/2035		194,886
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	2.100%	2/25/2036		52,819
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	2.170%	10/29/2029		89,279
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	2.250%	8/15/2029		153,066
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.220%	1/2/2029		178,299
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.500%	9/1/2032		28,268
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.875%	9/20/2032		43,592
	FEDERAL HOME LN MTG CORP CTFS GTD 2014 SER 4352 CL	U.S. Government Agencies	VAR	4/15/2044		199,741
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	VAR	8/25/2050		67,108
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	1.364%	12/25/2029		17,062
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	1.000%	7/25/2050		56,118
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	2.590%	1/25/2032		65,866
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	2.000%	7/25/2050		59,000
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.370%	7/25/2025		199,754
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.500%	7/25/2032		55,173
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.780%	11/25/2032		38,143
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	4.134%	5/25/2033		143,488
	FEDERAL HOME LN MTG MLT CTF GT KJ46 A2	U.S. Government Agencies	4.796%	10/25/2031		125,732

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FEDERAL HOME LN MTG MLT CTF GT VAR	U.S. Government Agencies	VAR	10/25/2030		26,297
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	0.920%	2/26/2027		121,920
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.570%	6/30/2032		368,041
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.850%	1/25/2036		54,329
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.870%	2/8/2036		21,857
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.870%	2/8/2036		54,642
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	2.151%	4/25/2032		54,530
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	VAR	1/1/2034		103,613
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	4.000%	2/25/2041		176,045
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	5.500%	5/25/2045		35,168
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	VAR	12/25/2040		178
	FEDERAL NATL MTG AS GTD RE PTT	U.S. Government Agencies	4.000%	8/25/2033		227,189
	FEDERAL NATL MTG ASSN DEB PRTR PRIN STRIP	U.S. Government Agencies	VAR	5/15/2030		249,133
	GNII #004292	U.S. Government Agencies	6.500%	11/20/2038		1,830
	GNII II #004800	U.S. Government Agencies	4.000%	9/20/2040		1,395
	GNII II #004833	U.S. Government Agencies	4.000%	10/20/2040		1,577
	GNII II #004617	U.S. Government Agencies	4.500%	1/20/2040		1,610
	GNII II #004636	U.S. Government Agencies	4.500%	2/20/2040		1,353
	GNII II #004696	U.S. Government Agencies	4.500%	5/20/2040		86

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II #005115	U.S. Government Agencies	4.500%	7/20/2041		52,885
	GNII II #004771	U.S. Government Agencies	4.500%	8/20/2040		2,913
	GNII II #004598	U.S. Government Agencies	4.500%	12/20/2039		1,355
	GNII II #005018	U.S. Government Agencies	5.000%	4/20/2041		4,013
	GNII II #005056	U.S. Government Agencies	5.000%	5/20/2041		1,025
	GNII II #005083	U.S. Government Agencies	5.000%	6/20/2041		6,565
	GNII II #005116	U.S. Government Agencies	5.000%	7/20/2041		5,921
	GNII II #004559	U.S. Government Agencies	5.000%	10/20/2039		45,659
	GNII II #MA7136	U.S. Government Agencies	2.500%	1/20/2051		158,378
	GNII II #MA7367	U.S. Government Agencies	2.500%	5/20/2051		306,984
	GNII II #MA7472	U.S. Government Agencies	2.500%	7/20/2051		137,042
	GNII II #MA6865	U.S. Government Agencies	2.500%	9/20/2050		424,368
	GNII II #MA7705	U.S. Government Agencies	2.500%	11/20/2051		256,713
	GNII II #MA7254	U.S. Government Agencies	2.000%	3/20/2051		116,696
	GNII II #MA7311	U.S. Government Agencies	2.000%	4/20/2051		307,901
	GNII II #MA7366	U.S. Government Agencies	2.000%	5/20/2051		276,111
	GNII II #MA6930	U.S. Government Agencies	2.000%	10/20/2050		271,900
	GNII II #MA2960	U.S. Government Agencies	3.000%	7/20/2045		203,083
	GNII II #MA3104	U.S. Government Agencies	3.000%	9/20/2045		109,276

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II #MA4321	U.S. Government Agencies	3.500%	3/20/2047		271,543
	GNII II #MA3597	U.S. Government Agencies	3.500%	4/20/2046		250,387
	GNII II #MA3034	U.S. Government Agencies	3.500%	8/20/2045		354,457
	GNII II #MA3173	U.S. Government Agencies	3.500%	10/20/2045		30,430
	GNII II #MA4261	U.S. Government Agencies	3.000%	2/20/2047		235,897
	GNII II #MA6089	U.S. Government Agencies	3.000%	8/20/2049		313,930
	GNII II #MA1678	U.S. Government Agencies	4.000%	2/20/2044		155,294
	GNII II #004922	U.S. Government Agencies	4.000%	1/20/2041		11,446
	GNII II #004882	U.S. Government Agencies	4.000%	12/20/2040		16,658
	GNII II #MA5331	U.S. Government Agencies	4.500%	7/20/2048		86,091
	GNII II #MA5466	U.S. Government Agencies	4.000%	9/20/2048		91,456
	GNII II #MA9171	U.S. Government Agencies	5.500%	9/20/2053		245,042
	GNII II #004223	U.S. Government Agencies	6.500%	8/20/2038		4,799
	GNMA #728627	U.S. Government Agencies	4.500%	1/15/2040		3,407
	GNMA #738019	U.S. Government Agencies	4.500%	2/15/2041		3,040
	GNMA #745793	U.S. Government Agencies	4.500%	7/15/2040		6,346
	GNMA #783609	U.S. Government Agencies	4.500%	10/15/2040		17,887
	GNMA #783610	U.S. Government Agencies	4.500%	11/15/2041		14,034
	GNMA #782557	U.S. Government Agencies	5.000%	1/15/2039		21,525

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNMA #782619	U.S. Government Agencies	5.000%	4/15/2039		15,646
	GNMA #782958	U.S. Government Agencies	5.000%	5/15/2040		6,873
	GNMA #783571	U.S. Government Agencies	5.000%	12/15/2033		6,814
	GNMA #781590	U.S. Government Agencies	5.500%	4/15/2033		1,193
	GNMA #689835	U.S. Government Agencies	6.500%	8/15/2038		4,293
	GNMA #782510	U.S. Government Agencies	6.500%	12/15/2038		3,650
	GNMA 30YR #615516	U.S. Government Agencies	4.500%	9/15/2033		3,572
	GNMA 30YR #762838	U.S. Government Agencies	4.000%	3/15/2041		8,038
	GNMA 30YR #499416	U.S. Government Agencies	6.000%	2/15/2029		99
	GNMA #759138	U.S. Government Agencies	4.000%	1/15/2041		16,346
	GNMA II #783590	U.S. Government Agencies	4.500%	6/20/2041		9,816
	GNMA II #783584	U.S. Government Agencies	4.500%	7/20/2041		8,238
	GNMA II #MA8427	U.S. Government Agencies	4.500%	11/20/2052		88,263
	GNMA II #MA8428	U.S. Government Agencies	5.000%	11/20/2052		70,513
					Total U.S. Government Agencies	9,001,739

	CA ST	State and Local Obligations	7.500%	4/1/2034		24,270
	LA CA DWAP TAXM	State and Local Obligations	6.570%	7/1/2045		65,400
	OK ST DFA	State and Local Obligations	4.620%	6/1/2044		14,692

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNIV CAL REV	State and Local Obligations	2.650%	5/15/2050		13,521
	UNIV CAL REV	State and Local Obligations	4.770%	5/15/2115		92,384
					Total State and Local Obligations	210,267

	FHLG #G01838	Agency Mortgage Backed Securities	5.000%	7/1/2035		23,169
	FHLG #G01840	Agency Mortgage Backed Securities	5.000%	7/1/2035		18,369
	FHLG 10YR #RD5057	Agency Mortgage Backed Securities	1.500%	5/1/2031		178,005
	FHLG 10YR #RD5059	Agency Mortgage Backed Securities	1.500%	6/1/2031		25,984
	FHLG 15YR #V60770	Agency Mortgage Backed Securities	2.500%	3/1/2030		10,653
	FHLG 15YR #J31418	Agency Mortgage Backed Securities	2.500%	5/1/2030		11,234
	FHLG 15YR #V60796	Agency Mortgage Backed Securities	2.500%	5/1/2030		16,810
	FHLG 15YR #J32204	Agency Mortgage Backed Securities	2.500%	7/1/2030		4,340
	FHLG 15YR #J32209	Agency Mortgage Backed Securities	2.500%	7/1/2030		3,532
	FHLG 15YR #J32491	Agency Mortgage Backed Securities	2.500%	7/1/2030		1,037
	FHLG 15YR #V60905	Agency Mortgage Backed Securities	2.500%	7/1/2030		1,244
	FHLG 15YR #V60886	Agency Mortgage Backed Securities	2.500%	8/1/2030		18,080
	FHLG 15YR #V60902	Agency Mortgage Backed Securities	2.500%	8/1/2030		14,885
	FHLG 15YR #V60903	Agency Mortgage Backed Securities	2.500%	9/1/2030		14,783
	FHLG 15YR #V60904	Agency Mortgage Backed Securities	2.500%	9/1/2030		28,325

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR #RC1887	Agency Mortgage Backed Securities	2.000%	3/1/2036		419,168
	FHLG 15YR #QN7685	Agency Mortgage Backed Securities	2.000%	9/1/2036		213,696
	FHLG 15YR #V60696	Agency Mortgage Backed Securities	3.000%	1/1/2030		5,037
	FHLG 15YR #V60724	Agency Mortgage Backed Securities	3.000%	1/1/2030		6,437
	FHLG 15YR #G15520	Agency Mortgage Backed Securities	3.000%	7/1/2030		20,047
	FHLG 15YR #V60908	Agency Mortgage Backed Securities	3.000%	8/1/2030		26,447
	FHLG 15YR #V60909	Agency Mortgage Backed Securities	3.000%	8/1/2030		4,471
	FHLG 15YR #J32436	Agency Mortgage Backed Securities	3.000%	8/1/2030		2,851
	FHLG 15YR #J31689	Agency Mortgage Backed Securities	3.000%	5/1/2030		22,209
	FHLG 15YR #V60840	Agency Mortgage Backed Securities	3.000%	6/1/2030		27,016
	FHLG 15YR #J32181	Agency Mortgage Backed Securities	3.000%	7/1/2030		2,894
	FHLG 30YR #	Agency Mortgage Backed Securities	2.500%	10/1/2051		212,875
	FHLG 30YR #RA6388	Agency Mortgage Backed Securities	2.500%	12/1/2051		213,708
	FHLG 30YR #SD8150	Agency Mortgage Backed Securities	2.000%	6/1/2051		380,377
	FHLG 30YR #	Agency Mortgage Backed Securities	2.000%	7/1/2051		1,255,710
	FHLG 30YR #Q14866	Agency Mortgage Backed Securities	3.000%	1/1/2043		23,195
	FHLG 30YR #Q16403	Agency Mortgage Backed Securities	3.000%	3/1/2043		14,269
	FHLG 30YR #Q16567	Agency Mortgage Backed Securities	3.000%	3/1/2043		24,680
	FHLG 30YR #Q16673	Agency Mortgage Backed Securities	3.000%	3/1/2043		18,318

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #G07550	Agency Mortgage Backed Securities	3.000%	8/1/2043		98,194
	FHLG 30YR #Q17095	Agency Mortgage Backed Securities	3.000%	4/1/2043		23,642
	FHLG 30YR #ZT1476	Agency Mortgage Backed Securities	3.500%	2/1/2048		41,190
	FHLG 30YR #SD0494	Agency Mortgage Backed Securities	3.500%	6/1/2049		181,839
	FHLG 30YR #SD0493	Agency Mortgage Backed Securities	3.500%	6/1/2048		96,215
	FHLG 30YR #Q20021	Agency Mortgage Backed Securities	3.500%	7/1/2043		29,216
	FHLG 30YR #V83224	Agency Mortgage Backed Securities	3.500%	7/1/2047		103,656
	FHLG 30YR #V80355	Agency Mortgage Backed Securities	3.500%	8/1/2043		25,874
	FHLG 30YR #SD0491	Agency Mortgage Backed Securities	3.500%	8/1/2049		169,995
	FHLG 30YR #Q36302	Agency Mortgage Backed Securities	3.500%	9/1/2045		4,206
	FHLG 30YR #G08784	Agency Mortgage Backed Securities	3.500%	10/1/2047		212,929
	FHLG 30YR #SD8243	Agency Mortgage Backed Securities	3.500%	9/1/2052		186,756
	FHLG 30YR #SD0496	Agency Mortgage Backed Securities	3.000%	2/1/2047		155,240
	FHLG 30YR #SD0497	Agency Mortgage Backed Securities	3.000%	12/1/2043		274,875
	FHLG 30YR #G08624	Agency Mortgage Backed Securities	4.000%	1/1/2045		36,412
	FHLG 30YR #G07786	Agency Mortgage Backed Securities	4.000%	8/1/2044		27,460
	FHLG 30YR #G08672	Agency Mortgage Backed Securities	4.000%	10/1/2045		27,777
	FHLG 30YR #Q24894	Agency Mortgage Backed Securities	4.500%	2/1/2044		7,824
	FHLG 30YR #Q00804	Agency Mortgage Backed Securities	4.500%	5/1/2041		7,376

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #Q00959	Agency Mortgage Backed Securities	4.500%	5/1/2041		8,045
	FHLG 30YR #Q27375	Agency Mortgage Backed Securities	4.500%	7/1/2044		5,434
	FHLG 30YR #G60198	Agency Mortgage Backed Securities	4.500%	9/1/2044		30,498
	FHLG 30YR #Q29187	Agency Mortgage Backed Securities	4.500%	10/1/2044		1,955
	FHLG 30YR #	Agency Mortgage Backed Securities	4.500%	12/1/2039		4,626
	FHLG 30YR #G60018	Agency Mortgage Backed Securities	4.500%	12/1/2043		15,510
	FHLG 30YR #SD0478	Agency Mortgage Backed Securities	4.000%	1/1/2045		17,361
	FHLG 30YR #	Agency Mortgage Backed Securities	4.000%	1/1/2053		820
	FHLG 30YR #SD0490	Agency Mortgage Backed Securities	4.000%	1/1/2045		148,472
	FHLG 30YR #Q31644	Agency Mortgage Backed Securities	4.000%	2/1/2045		241,414
	FHLG 30YR #A97420	Agency Mortgage Backed Securities	4.000%	3/1/2041		103,927
	FHLG 30YR #SD0489	Agency Mortgage Backed Securities	4.000%	4/1/2048		127,126
	FHLG 30YR #SD0503	Agency Mortgage Backed Securities	4.000%	4/1/2048		122,444
	FHLG 30YR #SD0492	Agency Mortgage Backed Securities	4.000%	8/1/2048		5,034
	FHLG 30YR #SD0507	Agency Mortgage Backed Securities	4.000%	9/1/2045		230,604
	FHLG 30YR #G07962	Agency Mortgage Backed Securities	5.000%	11/1/2041		34,821
	FHLG 30YR #G07642	Agency Mortgage Backed Securities	5.000%	10/1/2041		12,383
	FHLG 30YR #A71746	Agency Mortgage Backed Securities	5.500%	1/1/2038		18,437
	FHLG 30YR #G07553	Agency Mortgage Backed Securities	5.500%	6/1/2041		8,017

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #A81740	Agency Mortgage Backed Securities	5.500%	9/1/2038		32,104
	FHLG 30YR #G07613	Agency Mortgage Backed Securities	6.000%	4/1/2039		14,924
	FHLG #G60148	Agency Mortgage Backed Securities	4.500%	7/1/2045		26,065
	FHR 2014-4316 XZ	Agency Mortgage Backed Securities	4.500%	3/15/2044		237,853
	FNMA #AB1226	Agency Mortgage Backed Securities	4.500%	7/1/2040		2,245
	FNMA #AD7992	Agency Mortgage Backed Securities	4.500%	7/1/2040		6,023
	FNMA #AD8036	Agency Mortgage Backed Securities	4.500%	8/1/2040		23,063
	FNMA #AE3049	Agency Mortgage Backed Securities	4.500%	9/1/2040		128,431
	FNMA #AL2482	Agency Mortgage Backed Securities	4.500%	9/1/2042		6,992
	FNMA #676654	Agency Mortgage Backed Securities	5.500%	1/1/2033		17,543
	FNMA #676661	Agency Mortgage Backed Securities	5.500%	1/1/2033		15,819
	FNMA #735989	Agency Mortgage Backed Securities	5.500%	2/1/2035		939
	FNMA #555591	Agency Mortgage Backed Securities	5.500%	7/1/2033		7,903
	FNMA #995113	Agency Mortgage Backed Securities	5.500%	9/1/2036		33,501
	FNMA #889529	Agency Mortgage Backed Securities	6.000%	3/1/2038		2,496
	FNMA #889466	Agency Mortgage Backed Securities	6.000%	5/1/2038		5,010
	FNMA #889983	Agency Mortgage Backed Securities	6.000%	10/1/2038		3,553
	FNMA 10YR #MA4367	Agency Mortgage Backed Securities	1.500%	6/1/2031		43,397
	FNMA 10YR #MA4389	Agency Mortgage Backed Securities	1.500%	7/1/2031		79,979

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #	Agency Mortgage Backed Securities	1.500%	5/1/2037		170,517
	FNMA 15YR #FM8851	Agency Mortgage Backed Securities	1.500%	9/1/2036		392,606
	FNMA 15YR #AQ1292	Agency Mortgage Backed Securities	2.500%	2/1/2028		6,254
	FNMA 15YR #AY3416	Agency Mortgage Backed Securities	2.500%	4/1/2030		8,385
	FNMA 15YR #AY0828	Agency Mortgage Backed Securities	2.500%	5/1/2030		4,237
	FNMA 15YR #AS5093	Agency Mortgage Backed Securities	2.500%	6/1/2030		10,962
	FNMA 15YR #AS5147	Agency Mortgage Backed Securities	2.500%	6/1/2030		7,608
	FNMA 15YR #AS5407	Agency Mortgage Backed Securities	2.500%	7/1/2030		18,454
	FNMA 15YR #AZ2170	Agency Mortgage Backed Securities	2.500%	7/1/2030		5,140
	FNMA 15YR #AS5548	Agency Mortgage Backed Securities	2.500%	8/1/2030		8,225
	FNMA 15YR #AS5551	Agency Mortgage Backed Securities	2.500%	8/1/2030		8,727
	FNMA 15YR #AS5618	Agency Mortgage Backed Securities	2.500%	8/1/2030		9,208
	FNMA 15YR #AY8440	Agency Mortgage Backed Securities	2.500%	8/1/2030		148,564
	FNMA 15YR #AS5614	Agency Mortgage Backed Securities	2.500%	8/1/2030		10,375
	FNMA 15YR #AS5786	Agency Mortgage Backed Securities	2.500%	9/1/2030		11,565
	FNMA 15YR #AS5872	Agency Mortgage Backed Securities	2.500%	9/1/2030		14,398
	FNMA 15YR #MA4536	Agency Mortgage Backed Securities	2.000%	2/1/2037		207,554
	FNMA 15YR #FM7771	Agency Mortgage Backed Securities	2.000%	7/1/2036		21,819
	FNMA 15YR #AL6144	Agency Mortgage Backed Securities	3.000%	1/1/2030		62,339

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AL6583	Agency Mortgage Backed Securities	3.000%	3/1/2030		16,715
	FNMA 15YR #AL6584	Agency Mortgage Backed Securities	3.000%	4/1/2030		13,932
	FNMA 15YR #AS2676	Agency Mortgage Backed Securities	3.000%	6/1/2029		13,252
	FNMA 15YR #AX9701	Agency Mortgage Backed Securities	3.000%	7/1/2030		14,970
	FNMA 15YR #AZ2297	Agency Mortgage Backed Securities	3.000%	7/1/2030		2,077
	FNMA 15YR #AL7139	Agency Mortgage Backed Securities	3.000%	7/1/2030		11,214
	FNMA 15YR #AL7225	Agency Mortgage Backed Securities	3.000%	8/1/2030		19,797
	FNMA 15YR #AL7227	Agency Mortgage Backed Securities	3.000%	8/1/2030		16,179
	FNMA 15YR #AS5623	Agency Mortgage Backed Securities	3.000%	8/1/2030		15,007
	FNMA 15YR #AX3298	Agency Mortgage Backed Securities	3.000%	8/1/2030		2,918
	FNMA 15YR #AZ8597	Agency Mortgage Backed Securities	3.000%	8/1/2030		948
	FNMA 15YR #AS5622	Agency Mortgage Backed Securities	3.000%	8/1/2030		13,370
	FNMA 15YR #AS3220	Agency Mortgage Backed Securities	3.000%	9/1/2029		11,871
	FNMA 15YR #AS3355	Agency Mortgage Backed Securities	3.000%	9/1/2029		11,063
	FNMA 15YR #AZ5719	Agency Mortgage Backed Securities	3.000%	9/1/2030		5,633
	FNMA 15YR #AS5714	Agency Mortgage Backed Securities	3.000%	9/1/2030		12,549
	FNMA 15YR #AL4922	Agency Mortgage Backed Securities	3.500%	2/1/2029		10,562
	FNMA 15YR #AB3251	Agency Mortgage Backed Securities	3.500%	7/1/2026		25,229
	FNMA 15YR #AL5884	Agency Mortgage Backed Securities	3.500%	8/1/2029		37,396

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AS5708	Agency Mortgage Backed Securities	3.500%	8/1/2030		11,182
	FNMA 15YR #AW0937	Agency Mortgage Backed Securities	3.000%	4/1/2029		11,526
	FNMA 15YR #AW1247	Agency Mortgage Backed Securities	3.000%	5/1/2029		13,488
	FNMA 15YR #AZ7833	Agency Mortgage Backed Securities	3.000%	8/1/2030		2,580
	FNMA 15YR #AS5728	Agency Mortgage Backed Securities	3.000%	9/1/2030		14,375
	FNMA 15YR #AL6761	Agency Mortgage Backed Securities	3.000%	5/1/2030		7,278
	FNMA 15YR #AX9700	Agency Mortgage Backed Securities	3.000%	7/1/2030		3,140
	FNMA 15YR #AL5956	Agency Mortgage Backed Securities	4.000%	5/1/2027		4,079
	FNMA 15YR #AL1938	Agency Mortgage Backed Securities	4.000%	12/1/2026		4,598
	FNMA 15YR #AL2683	Agency Mortgage Backed Securities	4.000%	9/1/2026		7,843
	FNMA 15YR #AE0812	Agency Mortgage Backed Securities	5.000%	7/1/2025		123
	FNMA 20YR #AE0096	Agency Mortgage Backed Securities	5.500%	7/1/2025		488
	FNMA #AT2037	Agency Mortgage Backed Securities	3.000%	4/1/2043		6,280
	FNMA #AT2040	Agency Mortgage Backed Securities	3.000%	4/1/2043		18,742
	FNMA #AT2043	Agency Mortgage Backed Securities	3.000%	4/1/2043		23,958
	FNMA #AB9462	Agency Mortgage Backed Securities	3.000%	5/1/2043		34,850
	FNMA #AB9662	Agency Mortgage Backed Securities	3.000%	6/1/2043		41,411
	FNMA #AR7568	Agency Mortgage Backed Securities	3.000%	3/1/2043		12,165
	FNMA #AR7576	Agency Mortgage Backed Securities	3.000%	3/1/2043		22,501

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA #AR8630	Agency Mortgage Backed Securities	3.000%	4/1/2043		17,926
	FNMA 30YR #MA4397	Agency Mortgage Backed Securities	1.500%	8/1/2051		214,406
	FNMA 30YR #FS2043	Agency Mortgage Backed Securities	2.500%	4/1/2052		387,319
	FNMA 30YR #	Agency Mortgage Backed Securities	2.500%	6/1/2051		207,105
	FNMA 30YR #MA4379	Agency Mortgage Backed Securities	2.500%	7/1/2051		814,194
	FNMA 30YR #MA4399	Agency Mortgage Backed Securities	2.500%	8/1/2051		164,963
	FNMA 30YR #MA4466	Agency Mortgage Backed Securities	2.500%	11/1/2051		607,741
	FNMA 30YR #FM5362	Agency Mortgage Backed Securities	2.500%	12/1/2050		291,366
	FNMA 30YR #	Agency Mortgage Backed Securities	2.500%	12/1/2051		258,368
	FNMA 30YR #FS0461	Agency Mortgage Backed Securities	2.000%	1/1/2052		338,992
	FNMA 30YR #MA4325	Agency Mortgage Backed Securities	2.000%	5/1/2051		1,293,318
	FNMA 30YR #FM8446	Agency Mortgage Backed Securities	2.000%	8/1/2051		206,649
	FNMA 30YR #MA4398	Agency Mortgage Backed Securities	2.000%	8/1/2051		427,043
	FNMA 30YR #MA4413	Agency Mortgage Backed Securities	2.000%	9/1/2051		255,096
	FNMA 30YR #MA4465	Agency Mortgage Backed Securities	2.000%	11/1/2051		277,846
	FNMA 30YR #AB7458	Agency Mortgage Backed Securities	3.000%	1/1/2043		20,937
	FNMA 30YR #AB7497	Agency Mortgage Backed Securities	3.000%	1/1/2043		23,057
	FNMA 30YR #AB7567	Agency Mortgage Backed Securities	3.000%	1/1/2043		20,958
	FNMA 30YR #AB7755	Agency Mortgage Backed Securities	3.000%	1/1/2043		23,832

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #AB8701	Agency Mortgage Backed Securities	3.000%	3/1/2043		29,798
	FNMA 30YR #AB8712	Agency Mortgage Backed Securities	3.000%	3/1/2043		7,487
	FNMA 30YR #AB8830	Agency Mortgage Backed Securities	3.000%	3/1/2043		18,346
	FNMA 30YR #AR9218	Agency Mortgage Backed Securities	3.000%	3/1/2043		18,349
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	4/1/2043		22,210
	FNMA 30YR #AB8924	Agency Mortgage Backed Securities	3.000%	4/1/2043		22,897
	FNMA 30YR #AB9341	Agency Mortgage Backed Securities	3.000%	5/1/2043		64,765
	FNMA 30YR #AB7271	Agency Mortgage Backed Securities	3.000%	12/1/2042		20,044
	FNMA 30YR #AB7425	Agency Mortgage Backed Securities	3.000%	12/1/2042		16,086
	FNMA 30YR #MA3939	Agency Mortgage Backed Securities	3.500%	2/1/2050		89,856
	FNMA 30YR #MA3305	Agency Mortgage Backed Securities	3.500%	3/1/2048		94,575
	FNMA 30YR #MA3332	Agency Mortgage Backed Securities	3.500%	4/1/2048		137,037
	FNMA 30YR #FM5295	Agency Mortgage Backed Securities	3.500%	4/1/2048		43,405
	FNMA 30YR #890877	Agency Mortgage Backed Securities	3.500%	7/1/2048		109,381
	FNMA 30YR #FM5665	Agency Mortgage Backed Securities	3.500%	8/1/2048		54,526
	FNMA 30YR #FM3278	Agency Mortgage Backed Securities	3.500%	11/1/2048		33,056
	FNMA 30YR #FM1001	Agency Mortgage Backed Securities	3.500%	11/1/2048		47,612
	FNMA 30YR #MA1363	Agency Mortgage Backed Securities	3.000%	2/1/2043		43,934
	FNMA 30YR #BM1145	Agency Mortgage Backed Securities	3.000%	3/1/2043		151,321

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #FM5291	Agency Mortgage Backed Securities	3.000%	7/1/2046		98,765
	FNMA 30YR #FM5289	Agency Mortgage Backed Securities	3.000%	8/1/2050		295,799
	FNMA 30YR #BD6718	Agency Mortgage Backed Securities	3.000%	9/1/2046		6,819
	FNMA 30YR #BC4752	Agency Mortgage Backed Securities	3.000%	10/1/2046		116,932
	FNMA 30YR #BD6102	Agency Mortgage Backed Securities	3.000%	10/1/2046		10,862
	FNMA 30YR #BD6533	Agency Mortgage Backed Securities	3.000%	10/1/2046		31,093
	FNMA 30YR #	Agency Mortgage Backed Securities	3.000%	10/1/2052		117,271
	FNMA 30YR #AS8487	Agency Mortgage Backed Securities	3.000%	12/1/2046		142,433
	FNMA 30YR #AS8489	Agency Mortgage Backed Securities	3.000%	12/1/2046		130,472
	FNMA 30YR #AB9016	Agency Mortgage Backed Securities	3.000%	4/1/2043		24,096
	FNMA 30YR #AZ4782	Agency Mortgage Backed Securities	4.000%	10/1/2045		33,018
	FNMA 30YR #AL5097	Agency Mortgage Backed Securities	4.500%	9/1/2043		40,384
	FNMA 30YR #AL5231	Agency Mortgage Backed Securities	4.500%	9/1/2042		23,262
	FNMA 30YR #AL2499	Agency Mortgage Backed Securities	4.500%	1/1/2042		136,300
	FNMA 30YR #AL6302	Agency Mortgage Backed Securities	4.500%	10/1/2041		25,323
	FNMA 30YR #AB3314	Agency Mortgage Backed Securities	4.500%	7/1/2041		1,602
	FNMA 30YR #MA3444	Agency Mortgage Backed Securities	4.500%	8/1/2048		30,318
	FNMA 30YR #MA5105	Agency Mortgage Backed Securities	4.500%	8/1/2053		2,506
	FNMA 30YR #MA4784	Agency Mortgage Backed Securities	4.500%	10/1/2052		130,550

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #AS5952	Agency Mortgage Backed Securities	4.500%	10/1/2045		29,309
	FNMA 30YR #FM5296	Agency Mortgage Backed Securities	4.000%	1/1/2049		29,745
	FNMA 30YR #MA4962	Agency Mortgage Backed Securities	4.000%	3/1/2053		174
	FNMA 30YR #	Agency Mortgage Backed Securities	4.000%	4/1/2053		1,741
	FNMA 30YR #MA5089	Agency Mortgage Backed Securities	4.000%	7/1/2053		989
	FNMA 30YR #	Agency Mortgage Backed Securities	4.000%	9/1/2053		468
	FNMA 30YR #MA3521	Agency Mortgage Backed Securities	4.000%	11/1/2048		26,961
	FNMA 30YR #FM2972	Agency Mortgage Backed Securities	4.000%	12/1/2044		391,978
	FNMA 30YR #FS3787	Agency Mortgage Backed Securities	5.500%	2/1/2053		302,833
	FNMA 30YR #MA4761	Agency Mortgage Backed Securities	5.000%	9/1/2052		103,257
	FNMA 30YR #BK7881	Agency Mortgage Backed Securities	5.000%	10/1/2048		47,457
	FNMA 30YR #MA5164	Agency Mortgage Backed Securities	5.000%	10/1/2053		4,711
	FNMA 30YR #AL4141	Agency Mortgage Backed Securities	6.000%	4/1/2040		22,582
	FNMA 30YR #AL4142	Agency Mortgage Backed Securities	6.000%	6/1/2041		9,166
	FNMA 30YR #AE0823	Agency Mortgage Backed Securities	6.000%	9/1/2040		2,367
	FNMA 30YR #SD3636	Agency Mortgage Backed Securities	6.000%	8/1/2053		294,755
	FNMA #254548	Agency Mortgage Backed Securities	5.500%	12/1/2032		22,103
	FNMA #555424	Agency Mortgage Backed Securities	5.500%	5/1/2033		17,420
	FNMA #AL1704	Agency Mortgage Backed Securities	6.500%	5/1/2040		20,624

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNR 2023-36 AO	Agency Mortgage Backed Securities	VAR	8/25/2050		68,597
	FREDDIE MAC CPN STRIP	Agency Mortgage Backed Securities	VAR	3/15/2031		14,673
	FREDDIE MAC PRIN STRIP	Agency Mortgage Backed Securities	VAR	9/15/2029		54,624
	SARM 04-13 2A1 TSFR1M+41.448	Agency Mortgage Backed Securities	VAR	9/25/2034		14,946
	SEASONED CREDIT RISK TRANSFER TRUST SERIE 2018-2 M	Agency Mortgage Backed Securities	3.500%	11/25/2057		32,611
					Total Agency Mortgage Backed Securities	18,209,222

	AMERICAN EXPRESS CR ACC MST TR 23-2 A	Asset and Other Mortgage Backed Securities	4.800%	5/15/2030		131,594
	AMERICAN EXPRESS CR ACC MST TR	Asset and Other Mortgage Backed Securities	3.750%	8/15/2027		19,662
	AMERICAN EXPRESS CR ACC MST TR	Asset and Other Mortgage Backed Securities	4.870%	5/15/2028		85,649
	ANGEL OAK MORTGAGE TRUST 2023-6	Asset and Other Mortgage Backed Securities	6.500%	12/25/2067		84,468
	BA CR CARD TR	Asset and Other Mortgage Backed Securities	4.790%	5/15/2028		224,850
	BA CR CARD TR	Asset and Other Mortgage Backed Securities	4.980%	11/15/2028		140,678
	BANK 2019	Asset and Other Mortgage Backed Securities	3.630%	12/15/2052		53,141
	BBCMS MTG TR 2018-C2 VAR	Asset and Other Mortgage Backed Securities	VAR	12/15/2051		88,053
	BBCMS MTG TR 2023-C19	Asset and Other Mortgage Backed Securities	5.750%	4/15/2056		102,161
	BBCMS MTG TR 2023-C22 A4 VAR	Asset and Other Mortgage Backed Securities	VAR	11/15/2056		128,502
	BENCHMARK 2023-V3 MTG TR	Asset and Other Mortgage Backed Securities	6.360%	7/15/2056		115,332
	BRAVO RESIDENTIAL FDG TR 2023-NQM6	Asset and Other Mortgage Backed Securities	6.600%	9/25/2063		98,228

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BX TRUST 2023-DELC TSFR1M+269 144A	Asset and Other Mortgage Backed Securities	8.010%	5/15/2038		100,188
	CANTOR COMMERCIAL REAL ESTATE LENDING 2019	Asset and Other Mortgage Backed Securities	3.500%	1/15/2053		30,259
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and Other Mortgage Backed Securities	1.390%	7/15/2030		29,759
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and Other Mortgage Backed Securities	4.950%	10/15/2027		230,663
	CENT TRUST 2023-CITY A TSFR1M+ 144A	Asset and Other Mortgage Backed Securities	7.940%	9/15/2038		90,451
	CHASE HOME LENDING MORTGAGE TRUST 2019-ATR2	Asset and Other Mortgage Backed Securities	2.610%	7/25/2049		13,378
	CIM TRUST 2019-INV3 SOFR30A	Asset and Other Mortgage Backed Securities	2.773%	8/25/2049		39,013
	CITIBANK CR CARD ISSUANCE TR	Asset and Other Mortgage Backed Securities	5.230%	12/8/2027		100,767
	CITIGROUP COMMERCIAL MORTGAGE TRUST 2013-375P 3.25	Asset and Other Mortgage Backed Securities	VAR	5/10/2035		187,538
	COLLEGE AVE STUDENT LOANS 2021-C LLC	Asset and Other Mortgage Backed Securities	2.320%	7/26/2055		62,983
	COLLEGE AVE STUDENT LOANS 2023-A A2 LLC	Asset and Other Mortgage Backed Securities	5.330%	5/25/2055		90,157
	COMM 2015-CCRE23 MTG TR	Asset and Other Mortgage Backed Securities	3.500%	5/10/2048		179,363
	COMM 2015-CCRE25 A3	Asset and Other Mortgage Backed Securities	3.510%	8/10/2048		95,446
	COMM 2015-CCRE26 MTG TR	Asset and Other Mortgage Backed Securities	3.630%	10/10/2048		43,332
	COMM 2015-DC1 MTG TR	Asset and Other Mortgage Backed Securities	3.350%	2/10/2048		82,386
	CREDIT ACCEPTANCE AUTO LOAN TRUST 2021-2	Asset and Other Mortgage Backed Securities	0.960%	2/15/2030		43,439
	CSAIL 2019-C15 COML MTG TR	Asset and Other Mortgage Backed Securities	4.050%	3/15/2052		88,993
	CSMC 2020-NET	Asset and Other Mortgage Backed Securities	2.260%	8/15/2037		141,825
	ELFI GRADUATE LOAN PROGRAM 2023-A LLC	Asset and Other Mortgage Backed Securities	6.370%	2/4/2048		101,197

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ENTERPRISE FLEET FING 2022-3 LLC	Asset and Other Mortgage Backed Securities	4.290%	7/20/2029		49,042
	ENTERPRISE FLEET FING 2023-2 LLC	Asset and Other Mortgage Backed Securities	5.500%	4/22/2030		50,584
	ENTERPRISE FLEET FING 2023-2 LLC	Asset and Other Mortgage Backed Securities	5.560%	4/22/2030		206,572
	ENTERPRISE FLEET FING 2023-3 LLC	Asset and Other Mortgage Backed Securities	6.400%	3/20/2030		112,454
	FLAGSTAR MORTGAGE TRUST 2019-1 TSFR1M+106.448	Asset and Other Mortgage Backed Securities	VAR	10/25/2049		31,715
	FORD CR AUTO OWNER TR 2023-REV2	Asset and Other Mortgage Backed Securities	5.280%	2/15/2036		244,307
	FORD CR FLOORPLN MAST OWN TR A	Asset and Other Mortgage Backed Securities	4.920%	5/15/2028		370,889
	FORD CREDIT AUTO OWNER TRUST 2023-REV1	Asset and Other Mortgage Backed Securities	4.850%	8/15/2035		205,746
	FRESB 2019-SB60 MTG TR A10H CSTR 0	Asset and Other Mortgage Backed Securities	VAR	1/25/2039		58,459
	GCAT 2021-NQM7 TR 1	Asset and Other Mortgage Backed Securities	1.890%	8/25/2066		66,283
	GCAT 2022-NQM1 A1 TRUST	Asset and Other Mortgage Backed Securities	3.300%	2/25/2067		75,859
	GOODLEAP SUSTAINABLE HOME SOLUTION TRUST	Asset and Other Mortgage Backed Securities	VAR	10/20/2048		28,129
	GOODLEAP SUSTAINABLE HOME SOLUTIONS TR 2023-	Asset and Other Mortgage Backed Securities	6.500%	7/20/2055		71,258
	GOODLEAP SUSTAINABLE HOME SOLUTIONS TR 2022-3 4	Asset and Other Mortgage Backed Securities	4.950%	7/20/2049		41,371
	GOODLEAP SUSTAINABLE HOME SOLUTIONS TRUST 2021-4GS	Asset and Other Mortgage Backed Securities	VAR	7/20/2048		50,683
	GS MORTGAGE-BACKED SECURITIES TRUST 2021-PJ2 VAR 0	Asset and Other Mortgage Backed Securities	VAR	7/25/2051		62,500
	GS MTG SECS CORP TR 2023-FUN TSFR1M+209.125	Asset and Other Mortgage Backed Securities	7.410%	3/15/2028		99,624
	GS MTG SECS CORP TR 2023-FUN TSFR1M+279.026	Asset and Other Mortgage Backed Securities	8.110%	3/15/2028		99,499
	GSMBS 2022	Asset and Other Mortgage Backed Securities	2.500%	6/25/2052		124,532

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B	Asset and Other Mortgage Backed Securities	5.480%	4/17/2028		32,548
	J P MORGAN MTG TR 2021-	Asset and Other Mortgage Backed Securities	2.500%	2/25/2052		25,869
	J P MORGAN MTG TR 2021-7 A	Asset and Other Mortgage Backed Securities	2.500%	11/25/2051		19,868
	J.P. MORGAN MORTGAGE TRUST 2022-INV3	Asset and Other Mortgage Backed Securities	3.000%	9/25/2052		92,088
	JP MORGAN MORTGAGE TRUST 2019-7	Asset and Other Mortgage Backed Securities	2.610%	2/25/2050		9,093
	JP MORGAN MORTGAGE TRUST 2019-INV2 TSFR1M+101.448	Asset and Other Mortgage Backed Securities	VAR	2/25/2050		24,575
	JP MORGAN MORTGAGE TRUST 2019-INV3 TSFR1M+111.448	Asset and Other Mortgage Backed Securities	VAR	5/25/2050		21,140
	JP MORGAN MORTGAGE TRUST 2019-LTV3	Asset and Other Mortgage Backed Securities	2.730%	3/25/2050		3,989
	JP MORGAN MORTGAGE TRUST 2020-8 A11 VAR	Asset and Other Mortgage Backed Securities	VAR	3/25/2051		56,424
	JP MORGAN MORTGAGE TRUST 2020-LTV1 TSFR1M+111.448	Asset and Other Mortgage Backed Securities	2.658%	6/25/2050		3,058
	LENDMARK FUNDING TRUST 21-1A A	Asset and Other Mortgage Backed Securities	1.900%	11/20/2031		89,959
	MARINER FINANCE ISSUANCE TRUST 2021-A	Asset and Other Mortgage Backed Securities	1.860%	3/20/2036		91,047
	MELLO MORTGAGE CAPITAL ACCEPTANCE 2022-INV2	Asset and Other Mortgage Backed Securities	3.000%	4/25/2052		111,117
	MFA 2023-INV2 TRUST STEP 144A	Asset and Other Mortgage Backed Securities	6.780%	10/25/2058		100,252
	MFA 2023-NQM3 A1 TRUST	Asset and Other Mortgage Backed Securities	6.620%	7/25/2068		122,281
	MIRA TR 2023-MILE	Asset and Other Mortgage Backed Securities	6.750%	6/10/2038		113,464
	MSWF COMMERCIAL MORTGAGE TRUST 23-2	Asset and Other Mortgage Backed Securities	6.010%	12/15/2056		53,952
	NAVIENT PRIVATE ED LN TR 2019-D TSFR1M+116.448	Asset and Other Mortgage Backed Securities	VAR	12/15/2059		78,678
	NAVIENT PRIVATE ED LN TR 2020-I TSFR1M+111.448	Asset and Other Mortgage Backed Securities	VAR	4/15/2069		131,612

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NAVIENT PRIVATE ED REFI LN TR 2018-CA A2	Asset and Other Mortgage Backed Securities	3.520%	6/16/2042		16,689
	NAVIENT PRIVATE ED REFI LN TR 2019-C A2	Asset and Other Mortgage Backed Securities	3.130%	2/15/2068		27,151
	NAVIENT PRIVATE EDUCATION REFI LOAN TRUST 2021-A 0	Asset and Other Mortgage Backed Securities	VAR	5/15/2069		33,105
	NAVIENT STUDENT LOAN TRST SOFR30A+ 144A	Asset and Other Mortgage Backed Securities	7.030%	3/15/2072		96,295
	NAVIENT STUDENT LOAN TRUST	Asset and Other Mortgage Backed Securities	1.690%	5/15/2069		102,993
	NAVIENT STUDENT LOAN TRUST 2021-GA A	Asset and Other Mortgage Backed Securities	1.580%	4/15/2070		115,374
	NAVIENT STUDENT LOAN TRUST PRIME+-199	Asset and Other Mortgage Backed Securities	VAR	4/15/2060		96,648
	NELNET STUDENT LN TR 2021-A	Asset and Other Mortgage Backed Securities	1.360%	4/20/2062		132,345
	NELNET STUDENT LN TR 2021-C TSFR1M+85.448	Asset and Other Mortgage Backed Securities	6.180%	4/20/2062		97,802
	NSLT 2021-BA AFL TSFR1M+89.448 144A	Asset and Other Mortgage Backed Securities	VAR	4/20/2062		142,558
	OBX 2021-NQM1 TR 21-J1 A1	Asset and Other Mortgage Backed Securities	2.500%	5/25/2051		64,157
	OBX 2022-INV3 A1 TRUST	Asset and Other Mortgage Backed Securities	3.000%	2/25/2052		90,457
	OBX 2023-NQM6 A1 TR	Asset and Other Mortgage Backed Securities	6.520%	7/25/2063		113,378
	OBX 2023-NQM9 TRUST	Asset and Other Mortgage Backed Securities	7.160%	10/25/2063		99,562
	PFS FINANCING CORP 21- A A	Asset and Other Mortgage Backed Securities	0.710%	4/15/2026		98,461
	PFS FINANCING CORP 23-A A	Asset and Other Mortgage Backed Securities	5.800%	3/15/2028		159,267
	PFS FINANCING CORP	Asset and Other Mortgage Backed Securities	4.270%	8/15/2027		161,082
	PFS FINANCING CORP	Asset and Other Mortgage Backed Securities	5.520%	10/15/2028		101,109
	PORSCHE FINANCIAL AUTO SECURITIZATION TRUST 23-1A	Asset and Other Mortgage Backed Securities	4.810%	9/22/2028		213,711

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PORSCHE FINL AUTO SECURITIZATION TR 2023	Asset and Other Mortgage Backed Securities	5.790%	1/22/2029		102,175
	PRKCM 2021-AFC2 TRUST VAR 144A	Asset and Other Mortgage Backed Securities	VAR	11/25/2056		108,118
	PRKCM 2023-AFC3 A1 TR	Asset and Other Mortgage Backed Securities	6.580%	9/25/2058		108,087
	REGIONAL MANAGEMENT ISSUANCE TRUST 2021-2 A	Asset and Other Mortgage Backed Securities	1.900%	8/15/2033		163,746
	SANTANDER DRIVE AUTO RECEIVABLES TR	Asset and Other Mortgage Backed Securities	6.020%	9/15/2028		186,707
	SFAVE COML MTG SECS TR 15-5AVE VAR 01/05/2035 144A	Asset and Other Mortgage Backed Securities	VAR	1/5/2043		145,722
	SMB 2017-A A2B TSFR1M+101.448 144A	Asset and Other Mortgage Backed Securities	VAR	9/15/2034		51,285
	SMB PRIVATE ED LN TR 2018-A TSFR1M+91.448	Asset and Other Mortgage Backed Securities	VAR	2/15/2036		67,067
	SMB PRIVATE ED LN TR 2021-A TSFR1M+84.448	Asset and Other Mortgage Backed Securities	VAR	1/15/2053		181,315
	SMB PRIVATE ED LN TR 2023-B A1B SOFR30A+215	Asset and Other Mortgage Backed Securities	VAR	10/16/2056		102,914
	SMB PRIVATE ED LN TR A2B 2017-B TSFR1M+86.448 10/1	Asset and Other Mortgage Backed Securities	VAR	10/15/2035		22,832
	SMB PRIVATE EDUCATION LOAN TRUST 2022-C	Asset and Other Mortgage Backed Securities	4.480%	5/16/2050		72,501
	SOFI PROFESSIONAL LOAN PROGRAM 2018-A LLC	Asset and Other Mortgage Backed Securities	2.950%	2/25/2042		13,916
	SOFI PROFESSIONAL LOAN PROGRAM 2018-B TRUST	Asset and Other Mortgage Backed Securities	3.340%	8/25/2047		39,523
	SOFI PROFESSIONAL LOAN PROGRAM 2019-B LLC	Asset and Other Mortgage Backed Securities	3.090%	8/17/2048		27,804
	SOFI PROFESSIONAL LOAN PROGRAM 2020-C TRUST	Asset and Other Mortgage Backed Securities	1.950%	2/15/2046		32,955
	TAUBMAN CENTERS COMMERCIAL MORTGAGE TRUST 2022-DPM	Asset and Other Mortgage Backed Securities	VAR	5/15/2037		99,403
	TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2023-1A	Asset and Other Mortgage Backed Securities	4.930%	6/25/2036		302,923
	VERUS SECURITIZATION TR 2022-3	Asset and Other Mortgage Backed Securities	4.130%	2/25/2067		80,399

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	WELLS FARGO COMMERCIAL MORTGAGE TRUST 2018-1745 CS	Asset and Other Mortgage Backed Securities	VAR	6/15/2036		87,205
	WFRBS COML MTG TR 2014-C22	Asset and Other Mortgage Backed Securities	3.750%	9/15/2057		122,047
					Total Asset and Other Mortgage Backed Securities	10,334,763

	ALIBABA GROUP HOLDING LTD	Non U.S. Government	3.400%	12/6/2027		189,552
	COLOMBIA REPUBLIC OF	Non U.S. Government	8.130%	5/21/2024		246,837
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.250%	4/22/2032		51,655
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.880%	4/25/2027		57,169
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.000%	1/30/2030		63,070
	GOVERNMENT NAT MTG AS REMIC PT 20-127 LP	Non U.S. Government	1.500%	6/20/2050		39,723
	GOVERNMENT NAT MTG AS REMIC PT TSFR1M+613.552	Non U.S. Government	VAR	11/20/2045		8,087
	INDONESIA REPUBLIC OF	Non U.S. Government	2.150%	7/28/2031		58,909
	INDONESIA REPUBLIC OF	Non U.S. Government	2.850%	2/14/2030		108,300
	INDONESIA REPUBLIC OF	Non U.S. Government	4.100%	4/24/2028		39,175
	ISRAEL STATE OF	Non U.S. Government	5.500%	9/18/2033		120,809
	PERU REPUBLIC OF	Non U.S. Government	5.630%	11/18/2050		52,094
	PERU REPUBLIC OF	Non U.S. Government	2.780%	1/23/2031		65,180
	PERU REPUBLIC OF	Non U.S. Government	3.000%	1/15/2034		50,512
	PHILIPPINES REPUBLIC OF	Non U.S. Government	3.000%	2/1/2028		188,313

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
			Total Non-U.S.Government Funds	1,339,385

	AIR PRODUCTS & CHEMICALS INC	Common Stock		2,860,115
	AMAZON.COM INC	Common Stock		3,232,523
	BLOOMIN BRANDS INC	Common Stock		2,498,622
	CHARTER COMMUNICATIONS INC A	Common Stock		3,044,142
	DOORDASH INC	Common Stock		2,943,560
	DRAFTKINGS HOLDINGS INC	Common Stock		2,732,227
	FIVE BELOW INC	Common Stock		2,082,147
	FIVE9 INC	Common Stock		2,554,907
	GRAB HOLDINGS LTD CL A	Common Stock		2,338,780
	KEURIG DR PEPPER INC	Common Stock		2,657,636
	META PLATFORMS INC CL A	Common Stock		1,852,981
	NIPPON TELEGRAPH & TELEPHONE	Common Stock		1,936,373
	PALO ALTO NETWORKS INC	Common Stock		3,022,520
	Q2 HOLDINGS INC	Common Stock		3,183,342
	SMARTSHEET INC	Common Stock		2,576,828
	SPOTIFY TECHNOLOGY SA	Common Stock		2,950,187
	TKO GROUP HOLDINGS INC	Common Stock		3,101,101

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UBER TECHNOLOGIES INC	Common Stock				3,293,502
	VARONIS SYSTEMS INC	Common Stock				2,248,922
	WESTINGHOUSE AIR BRAKE TECH CORP	Common Stock				2,577,847
	WYNDHAM HOTELS & RESORTS INC	Common Stock				2,696,228
					Total Common Stocks	56,384,490

	KAZAKHSTAN REPUBLIC OF 144A	U.S. Treasuries	4.880%	10/14/2044		67,397
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.130%	8/15/2040		137,230
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.380%	8/15/2050		225,677
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.380%	11/15/2040		205,678
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.630%	11/15/2050		306,827
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.750%	8/15/2041		83,456
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.880%	2/15/2051		3,805
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.880%	2/15/2041		53,921
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.250%	2/15/2052		13,864
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.380%	2/15/2042		80,702
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.380%	5/15/2051		23,549
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.500%	2/15/2046		138,815
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.750%	11/15/2047		326,911

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.880%	5/15/2049		135,084
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.880%	5/15/2052		121,814
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.880%	11/15/2046		340,315
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.000%	11/15/2041		1,193,478
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.130%	8/15/2044		364,106
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.130%	11/15/2041		943,441
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.380%	11/15/2048		156,839
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.630%	2/15/2044		371,113
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.630%	2/15/2053		10,158
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.630%	5/15/2053		426,209
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.880%	2/15/2043		14,302
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.880%	5/15/2043		100,301
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2047		501,151
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2048		350,400
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2049		227,839
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	8/15/2048		252,335
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	8/15/2052		178,275
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	11/15/2044		107,590
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	11/15/2045		238,593

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.130%	8/15/2053		119,272
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.380%	8/15/2043		224,572
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.750%	11/15/2043		80,449
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.750%	11/15/2053		134,569
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.000%	11/15/2042		87,465
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.000%	11/15/2052		88,798
	UST BILLS	U.S. Treasuries	VAR	3/21/2024		593,164
	UST BILLS	U.S. Treasuries	VAR	4/9/2024		1,168,238
	UST BILLS	U.S. Treasuries	VAR	4/16/2024		1,688,947
	UST NOTES	U.S. Treasuries	2.750%	7/31/2027		1,612,669
	UST NOTES	U.S. Treasuries	3.130%	8/31/2027		491,769
	UST NOTES	U.S. Treasuries	3.380%	5/15/2033		642,031
	UST NOTES	U.S. Treasuries	3.500%	2/15/2033		75,639
	UST NOTES	U.S. Treasuries	3.880%	8/15/2033		1,103,619
	UST NOTES	U.S. Treasuries	4.380%	11/30/2028		112,561
	UST NOTES	U.S. Treasuries	4.380%	11/30/2030		395,888
	UST NOTES	U.S. Treasuries	4.500%	11/15/2033		497,626
	UST NOTES	U.S. Treasuries	4.880%	11/30/2025		3,096,728
	VERISK ANALYTICS INC	U.S. Treasuries	5.750%	4/1/2033		16,089

Schedule of Assets Held as of December 31, 2023
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
			Total U.S. Treasuries	19,931,268

	SELF DIRECTED BROKERAGE	OTHER		62,424,795

	Assets (Held at End of Year)			$2,498,891,355
	* Represents Party in Interest
	**Cost information is not required for participant-directed investments and
	therefore is not included. See accompanying Independent Auditor's Report.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: May 30, 2024	By:	/s/ Ceyhun Cetin
	Name:	Ceyhun Cetin
	Title:	Vice President and Treasurer
Chairman, DXC Technology Company Employee Benefits Fiduciary Committee

S 1